Exhibit B.3(b):	Audited consolidated financial statements for the year ended October 31, 2014 excerpted from pages 87-162 of the 2014 Annual Report of Canadian Imperial Bank of Commerce (“CIBC”) including the Independent auditors’ reports of registered public accounting firm to shareholders with respect to consolidated balance sheet as at October 31, 2014 and October 31, 2013 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014 and the report on internal controls under standards of the Public Company Accounting Oversight Board (United States) as of October 31, 2014

Consolidated financial statements

Consolidated financial statements

88	Financial reporting responsibility
89	Independent auditors’ report of registered public accounting firm to shareholders
91	Consolidated balance sheet
92	Consolidated statement of income
93	Consolidated statement of comprehensive income
94	Consolidated statement of changes in equity
95	Consolidated statement of cash flows
96	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

96	Note 1	–	Basis of preparation and summary of significant accounting policies
107	Note 2	–	Fair value measurement
116	Note 3	–	Significant acquisitions and dispositions
117	Note 4	–	Securities
119	Note 5	–	Loans
122	Note 6	–	Structured entities and derecognition of financial assets
125	Note 7	–	Land, buildings and equipment
126	Note 8	–	Goodwill, software and other intangible assets
128	Note 9	–	Other assets
128	Note 10	–	Deposits
128	Note 11	–	Other liabilities
129	Note 12	–	Derivative instruments
133	Note 13	–	Designated accounting hedges
134	Note 14	–	Subordinated indebtedness
135	Note 15	–	Common and preferred share capital
138	Note 16	–	Capital Trust securities

139	Note 17	–	Interest rate sensitivity
140	Note 18	–	Share-based payments
142	Note 19	–	Post-employment benefits
146	Note 20	–	Income taxes
148	Note 21	–	Earnings per share
148	Note 22	–	Commitments, guarantees and pledged assets
151	Note 23	–	Contingent liabilities and provision
153	Note 24	–	Concentration of credit risk
154	Note 25	–	Related-party transactions
155	Note 26	–	Investments in equity-accounted associates and joint ventures
156	Note 27	–	Significant subsidiaries
157	Note 28	–	Segmented and geographic information
159	Note 29	–	Financial instruments – disclosures
160	Note 30	–	Offsetting financial assets and liabilities
161	Note 31	–	Interest income and expense
162	Note 32	–	Future accounting policy changes

CIBC 2014 ANNUAL REPORT	87

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements are to be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls in accordance with the audit plan approved by the Audit Committee. The Chief Auditor has full and independent access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	December 3, 2014

88	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2014 and 2013 and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated December 3, 2014 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

CIBC 2014 ANNUAL REPORT	89

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2014, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2014 and 2013, and the consolidated statement of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2014 of CIBC and our report dated December 3, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

December 3, 2014

90	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2014	2013 (1)
ASSETS
Cash and non-interest-bearing deposits with banks	$2,694	$2,211
Interest-bearing deposits with banks	10,853	4,168
Securities (Note 4)
Trading	47,061	44,070
Available-for-sale (AFS)	12,228	27,627
Designated at fair value (FVO)	253	287
	59,542	71,984
Cash collateral on securities borrowed	3,389	3,417
Securities purchased under resale agreements	33,407	25,311
Loans (Note 5)
Residential mortgages	157,526	150,938
Personal	35,458	34,441
Credit card	11,629	14,772
Business and government	56,075	48,207
Allowance for credit losses	(1,660)	(1,698)
	259,028	246,660
Other
Derivative instruments (Note 12)	20,680	19,947
Customers’ liability under acceptances	9,212	9,720
Land, buildings and equipment (Note 7)	1,797	1,719
Goodwill (Note 8)	1,450	1,733
Software and other intangible assets (Note 8)	967	756
Investments in equity-accounted associates and joint ventures (Note 26)	1,923	1,695
Deferred tax assets (Note 20)	506	526
Other assets (Note 9)	9,455	8,159
	45,990	44,255
	$414,903	$398,006
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$130,085	$125,034
Business and government	148,793	134,736
Bank	7,732	5,592
Secured borrowings	38,783	49,802
	325,393	315,164
Obligations related to securities sold short	12,999	13,327
Cash collateral on securities lent	903	2,099
Obligations related to securities sold under repurchase agreements	9,862	4,887
Other
Derivative instruments (Note 12)	21,841	19,724
Acceptances	9,212	9,721
Deferred tax liabilities (Note 20)	29	33
Other liabilities (Note 11)	10,903	10,829
	41,985	40,307
Subordinated indebtedness (Note 14)	4,978	4,228
Equity
Preferred shares (Note 15)	1,031	1,706
Common shares (Note 15)	7,782	7,753
Contributed surplus	75	82
Retained earnings	9,626	8,318
Accumulated other comprehensive income (AOCI)	105	(40)
Total shareholders’ equity	18,619	17,819
Non-controlling interests	164	175
Total equity	18,783	17,994
	$414,903	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig President and Chief Executive Officer	Jane L. Peverett Director

CIBC 2014 ANNUAL REPORT	91

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2014	2013 (1)	2012 (1)
Interest income
Loans	$9,504	$9,795	$10,020
Securities	1,628	1,631	1,522
Securities borrowed or purchased under resale agreements	320	347	323
Deposits with banks	25	38	42
	11,477	11,811	11,907
Interest expense
Deposits	3,337	3,679	3,630
Securities sold short	327	334	333
Securities lent or sold under repurchase agreements	127	102	156
Subordinated indebtedness	178	193	208
Capital Trust securities	n/a	n/a	144
Other	49	50	110
	4,018	4,358	4,581
Net interest income	7,459	7,453	7,326
Non-interest income
Underwriting and advisory fees	444	389	438
Deposit and payment fees	848	824	775
Credit fees	478	462	418
Card fees	414	535	560
Investment management and custodial fees	677	474	424
Mutual fund fees	1,236	1,014	880
Insurance fees, net of claims	369	358	335
Commissions on securities transactions	408	412	402
Trading income (loss)	(176)	27	53
AFS securities gains, net (Note 4)	201	212	264
FVO gains (losses), net	(15)	5	(32)
Foreign exchange other than trading	43	44	91
Income from equity-accounted associates and joint ventures (Note 26)	226	140	155
Other	764	369	396
	5,917	5,265	5,159
Total revenue	13,376	12,718	12,485
Provision for credit losses (Note 5)	937	1,121	1,291
Non-interest expenses
Employee compensation and benefits	4,636	4,324	4,090
Occupancy costs	736	700	697
Computer, software and office equipment	1,200	1,052	1,022
Communications	312	307	304
Advertising and business development	285	236	233
Professional fees	201	179	174
Business and capital taxes	59	62	50
Other	1,096	761	632
	8,525	7,621	7,202
Income before income taxes	3,914	3,976	3,992
Income taxes (Note 20)	699	626	689
Net income	$3,215	$3,350	$3,303
Net income (loss) attributable to non-controlling interests	$(3)	$(2)	$9
Preferred shareholders	$87	$99	$158
Common shareholders	3,131	3,253	3,136
Net income attributable to equity shareholders	$3,218	$3,352	$3,294
Earnings per share (in dollars) (Note 21)
Basic	$7.87	$8.11	$7.77
Diluted	7.86	8.11	7.76
Dividends per common share (in dollars) (Note 15)	3.94	3.80	3.64

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
n/a	Not applicable. Commencing November 1, 2012, CIBC Capital Trust was deconsolidated. See Note 1 to the consolidated financial statements for additional information.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

92	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Net income	$3,215	$3,350	$3,303
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$694	$369	$65
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	1
Net gains (losses) on hedges of investments in foreign operations	(425)	(237)	(65)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(1)
	269	132	–
Net change in AFS securities
Net gains (losses) on AFS securities	152	57	208
Net (gains) losses on AFS securities reclassified to net income	(146)	(155)	(196)
	6	(98)	12
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	94	62	20
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(81)	(51)	(13)
	13	11	7
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(143)	280	(454)
Total OCI (2)	145	325	(435)
Comprehensive income	$3,360	$3,675	$2,868
Comprehensive income (loss) attributable to non-controlling interests	$(3)	$(2)	$9
Preferred shareholders	$87	$99	$158
Common shareholders	3,276	3,578	2,701
Comprehensive income attributable to equity shareholders	$3,363	$3,677	$2,859

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes $16 million of gains for 2014 (2013: $10 million of losses; 2012: $8 million of gains) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(52)	$(26)	$(10)
Net gains (losses) on hedges of investments in foreign operations	67	44	11
	15	18	1
Net change in AFS securities
Net gains (losses) on AFS securities	(71)	(51)	(49)
Net (gains) losses on AFS securities reclassified to net income	59	57	65
	(12)	6	16
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(34)	(22)	(4)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	29	18	4
	(5)	(4)	–
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	54	(101)	160
	$52	$(81)	$177

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2014 ANNUAL REPORT	93

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Preferred shares (Note 15)
Balance at beginning of year	$1,706	$1,706	$2,756
Issue of preferred shares	400	–	–
Redemption of preferred shares	(1,075)	–	(1,050)
Balance at end of year	$1,031	$1,706	$1,706
Common shares (Note 15)
Balance at beginning of year	$7,753	$7,769	$7,376
Issue of common shares	96	114	430
Purchase of common shares for cancellation	(65)	(130)	(39)
Treasury shares	(2)	–	2
Balance at end of year	$7,782	$7,753	$7,769
Contributed surplus
Balance at beginning of year	$82	$85	$93
Stock option expense	7	5	7
Stock options exercised	(14)	(9)	(15)
Other	–	1	–
Balance at end of year	$75	$82	$85
Retained earnings
Balance at beginning of year	$8,318	$7,009 (2)	$5,454 (3)
Net income attributable to equity shareholders	3,218	3,352	3,294
Dividends (Note 15)
Preferred	(87)	(99)	(128)
Common	(1,567)	(1,523)	(1,470)
Premium on redemption of preferred shares	–	–	(30)
Premium on purchase of common shares for cancellation	(250)	(422)	(118)
Other	(6)	1	–
Balance at end of year	$9,626	$8,318	$7,002
AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of year	$44	$(88)	$(88)
Net change in foreign currency translation adjustments	269	132	–
Balance at end of year	$313	$44	$(88)
Net gains (losses) on AFS securities
Balance at beginning of year	$252	$350	$338
Net change in AFS securities	6	(98)	12
Balance at end of year (4)	$258	$252	$350
Net gains (losses) on cash flow hedges
Balance at beginning of year	$13	$2	$(5)
Net change in cash flow hedges	13	11	7
Balance at end of year	$26	$13	$2
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(349)	$(629)	$(175)
Net change in post-employment defined benefit plans	(143)	280	(454)
Balance at end of year	$(492)	$(349)	$(629)
Total AOCI, net of tax	$105	$(40)	$(365)
Non-controlling interests
Balance at beginning of year	$175	$170	$162
Net income (loss) attributable to non-controlling interests	(3)	(2)	9
Dividends	(4)	(4)	(5)
Other	(4)	11	4
Balance at end of year	$164	$175	$170
Equity at end of year	$18,783	$17,994	$16,367

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Includes $7 million increase in retained earnings related to the adoption of IFRS 10 “Consolidated Financial Statements”. See Note 1 to the consolidated financial statements for further information.
(3)	Includes $3 million decrease in retained earnings related to the adoption of IAS 19 “Employee Benefits”. See Note 1 to the consolidated financial statements for further information.
(4)	Includes $20 million (2013: $64 million; 2012: $44 million) of cumulative loss related to AFS securities measured at fair value.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

94	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Cash flows provided by (used in) operating activities
Net income	$3,215	$3,350	$3,303
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	937	1,121	1,291
Amortization and impairment (2)	813	354	357
Stock option expense	7	5	7
Deferred income taxes	57	49	152
AFS securities gains, net	(201)	(212)	(264)
Net losses (gains) on disposal of land, buildings and equipment	1	(2)	(17)
Other non-cash items, net	(637)	(338)	96
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(6,685)	(2,054)	1,547
Loans, net of repayments	(16,529)	(5,887)	(5,023)
Deposits, net of withdrawals	10,213	13,460	11,339
Obligations related to securities sold short	(328)	292	2,719
Accrued interest receivable	79	44	(22)
Accrued interest payable	(32)	(147)	(95)
Derivative assets	(688)	6,917	146
Derivative liabilities	2,032	(7,241)	(54)
Trading securities	(2,991)	(3,730)	(7,617)
FVO securities	34	17	160
Other FVO assets and liabilities	(14)	349	(639)
Current income taxes	(27)	(532)	(749)
Cash collateral on securities lent	(1,196)	506	(1,257)
Obligations related to securities sold under repurchase agreements	4,975	(1,744)	(1,933)
Cash collateral on securities borrowed	28	(106)	(1,473)
Securities purchased under resale agreements	(8,096)	(186)	516
Other, net	(1,538)	901	(870)
	(16,571)	5,186	1,620
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	–
Redemption/repurchase/maturity of subordinated indebtedness	(264)	(561)	(272)
Issue of preferred shares	400	–	–
Redemption of preferred shares	(1,075)	–	(1,080)
Issue of common shares for cash	82	105	415
Purchase of common shares for cancellation	(315)	(552)	(157)
Net proceeds from treasury shares	(2)	–	2
Dividends paid	(1,654)	(1,622)	(1,598)
Share issuance costs	(5)	–	–
	(1,833)	(2,630)	(2,690)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(27,974)	(27,451)	(38,537)
Proceeds from sale of AFS securities	29,014	14,094	23,815
Proceeds from maturity of AFS securities	14,578	10,550	17,421
Net cash used in acquisitions	(190)	–	(235)
Net cash provided by dispositions	3,611	49	42
Net purchase of land, buildings and equipment	(251)	(248)	(309)
	18,788	(3,006)	2,197
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	99	48	5
Net increase (decrease) in cash and non-interest bearing deposits with banks during year	483	(402)	1,132
Cash and non-interest-bearing deposits with banks at beginning of year	2,211	2,613	1,481
Cash and non-interest-bearing deposits with banks at end of year (3)	$2,694	$2,211	$2,613
Cash interest paid	$4,050	$4,505	$4,676
Cash income taxes paid	669	1,109	1,286
Cash interest and dividends received	11,556	11,856	12,053

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 to the consolidated financial statements and to conform to the presentation in the current year.
(2)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes the goodwill impairment charge.
(3)	Includes restricted balance of $324 million (2013: $264 million; 2012: $270 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2014 ANNUAL REPORT	95

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Wholesale Banking – CIBC provides a full range of financial services and products to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to page 157 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on December 3, 2014.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity, (ii) exposure, or rights, to variable returns from our involvement with the entity, and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has power over its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Structured entities

An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities. As part of the reassessment process, we update assumptions with respect to loss probabilities, the likelihood of additional liquidity facilities being drawn in the future and the likelihood of future actions being taken for reputational or other purposes. All currently available information is taken into account.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

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Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership (LP), where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option – FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets from trading to AFS or HTM is allowed when they are no longer held for trading and only in rare circumstances. In addition, reclassification of non-derivative financial assets from trading to loans and receivables is allowed when they are no longer held for trading and if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we do not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), except to the extent they are economically hedging an FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are re-measured at fair value through OCI subsequent to initial recognition, except that, foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

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Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also be applied to financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed as economic hedges of the FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group

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of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

Impairment is recognized in the consolidated statement of income to reduce the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

Impairment is recognized in the consolidated statement of income by reducing the carrying value to its current fair value. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI. We assess impairment for perpetual preferred shares using the equity impairment model.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

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All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as Derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives that do not qualify for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments – Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in Foreign exchange other than trading (FXOTT). Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our net investment in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives that do not qualify for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined contract is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host contract on the consolidated balance sheet, are measured at fair value with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

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Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument. Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, their initial fair value is recognized over the life of the resulting mortgage.

The fair value of the mortgage commitment upon funding, if any, is recognized in the consolidated statement of income to offset the difference between the mortgage amount and its fair value.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, and net gains (losses) on post-employment defined benefit plans.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as deductions from the proceeds, net of tax.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

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Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there is indication that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 4 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit intangibles and customer relationships – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying value of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

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Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our investments in foreign operations and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our investments in foreign operations, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our investments in foreign operations are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in other assets and other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date

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in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Directors’ compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other or credit in the period in which the change occurs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose for the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management and custodial fees are primarily investment, estate and trust management fees that are based on the respective value of the assets under management or custody and are recognized over the period that the related services are provided. As a result, any prepaid fees are deferred and amortized over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted earnings per share (EPS) for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

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Changes in accounting policies

Effective November 1, 2013, CIBC adopted several new and amended accounting pronouncements as described below.

(a)	Retrospective application of new and amended standards

The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively as described below.

IAS 19 “Employee Benefits” – In June 2011, the IASB published an amended version of IAS 19. The amendments required the following: (i) recognition of actuarial gains and losses in OCI in the period in which they arise; (ii) recognition of interest income on plan assets in net income using the same rate as that used to discount the defined benefit obligation; and (iii) recognition of all past service costs (gains) in net income in the period in which they arise. We adopted the amendments to IAS 19 on a retrospective basis effective November 1, 2011.

Consistent accounting policies are applied for the purposes of applying the equity method for our investments in equity-associates and joint ventures, and therefore the retrospective application of the IAS 19 amendments also impacted the accounting for certain of our equity-accounted investments in associates.

IFRS 10 “Consolidated Financial Statements”, issued in May 2011, replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and Standard Interpretations Committee (SIC) – 12 “Consolidation – Special Purpose Entities”. IFRS 10 includes a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, an investor controls an investee when an investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s returns. We adopted IFRS 10 on a retrospective basis effective November 1, 2012.

The adoption of IFRS 10 required us to deconsolidate CIBC Capital Trust from our consolidated financial statements. Although we have the ability to direct the relevant activities of CIBC Capital Trust, we do not have exposure to variable returns as we pass on our credit risk by issuing senior deposit notes to CIBC Capital Trust.

The deconsolidation of CIBC Capital Trust resulted in us removing Capital Trust securities from our consolidated balance sheet effective November 1, 2012, and instead recognizing the senior deposit notes in Business and government deposits. We recognized an increase in shareholders’ equity as at November 1, 2012 and October 31, 2013 due to the reversal of losses previously recognized on Capital Trust securities repurchased by CIBC.

The impact on the consolidated balance sheets as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

$ millions	Reported as at October 31, 2011	Post-employment benefits	Restated as at opening November 1, 2011
ASSETS
Deferred tax assets	$270	$51	$321
Other assets	8,609	(234)	8,375
Asset line items not impacted by accounting changes	374,879	–	374,879
	$383,758	$ (183)	$383,575
LIABILITIES AND EQUITY
Deferred tax liabilities	$51	$(2)	$49
Other liabilities	11,653	(1)	11,652
Liability line items not impacted by accounting changes	355,963	–	355,963
Equity
Preferred shares, common shares and contributed surplus	10,225	–	10,225
Retained earnings	5,457	(3)	5,454
AOCI	245	(175)	70
Total shareholders’ equity	15,927	(178)	15,749
Non-controlling interests	164	(2)	162
Total equity	16,091	(180)	15,911
	$383,758	$(183)	$383,575

$ millions	Reported as at October 31, 2012	Post-employment benefits	Restated as at October 31, 2012	CIBC Capital Trust	Restated as at opening November 1, 2012
ASSETS
Securities – Trading	$40,330	$–	$40,330	$10	$40,340
Loans – Business and government	43,624	–	43,624	9	43,633
Investments in equity-accounted associates and joint ventures	1,635	(17)	1,618	(1)	1,617
Deferred tax assets	457	226	683	(3)	680
Other assets	8,947	(475)	8,472	–	8,472
Asset line items not impacted by accounting changes	298,392	–	298,392	–	298,392
	$393,385	$(266)	$393,119	$15	$393,134
LIABILITIES AND EQUITY
Deposits – Business and government	$125,055	$–	$125,055	$1,685	$126,740
Capital Trust securities	1,678	–	1,678	(1,678)	–
Deferred tax liabilities	37	(2)	35	–	35
Other liabilities	10,634	407	11,041	1	11,042
Liability line items not impacted by accounting changes	238,943	–	238,943	–	238,943
Equity
Preferred shares, common shares and contributed surplus	9,560	–	9,560	–	9,560
Retained earnings	7,042	(40)	7,002	7	7,009
AOCI	264	(629)	(365)	–	(365)
Total shareholders’ equity	16,866	(669)	16,197	7	16,204
Non-controlling interests	172	(2)	170	–	170
Total equity	17,038	(671)	16,367	7	16,374
	$393,385	$(266)	$393,119	$15	$393,134

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$ millions	Reported as at October 31, 2013	Post-employment benefits	CIBC Capital Trust	Restated as at October 31, 2013
ASSETS
Securities – Trading	$44,068	$–	$2	$44,070
Loans – Business and government	48,201	–	6	48,207
Investments in equity-accounted associates and joint ventures	1,713	(19)	1	1,695
Deferred tax assets	383	146	(3)	526
Other assets	8,675	(516)	–	8,159
Asset line items not impacted by accounting changes	295,349	–	–	295,349
	$398,389	$ (389)	$6	$398,006
LIABILITIES AND EQUITY
Deposits – Business and government	$133,100	$–	$1,636	$134,736
Capital Trust securities	1,638	–	(1,638)	–
Deferred tax liabilities	34	(1)	–	33
Other liabilities	10,774	54	1	10,829
Liability line items not impacted by accounting changes	234,414	–	–	234,414
Equity
Preferred shares, common shares and contributed surplus	9,541	–	–	9,541
Retained earnings	8,402	(91)	7	8,318
AOCI	309	(349)	–	(40)
Total shareholders’ equity	18,252	(440)	7	17,819
Non-controlling interests	177	(2)	–	175
Total equity	18,429	(442)	7	17,994
	$398,389	$(389)	$6	$398,006

The impact on the consolidated statements of income and comprehensive income as a result of the retrospective application of the amendments to IAS 19 and IFRS 10 was as follows:

For the year ended October 31, 2013

$ millions	Previously as reported	Post-employment benefits (1)	CIBC Capital Trust	Reclassification (2)	Restated
Interest income	$11,811	$–	$–	$–	$11,811
Interest expense	4,356	–	2	–	4,358
Net interest income	7,455	–	(2)	–	7,453
Non-interest income	5,328	(1)	2	(64)	5,265
Provision for credit losses	1,121	–	–	–	1,121
Non-interest expenses	7,614	71	–	(64)	7,621
Income before taxes	4,048	(72)	–	–	3,976
Income taxes	648	(22)	–	–	626
Net income	3,400	(50)	–	–	3,350
Net loss attributable to non-controlling interests	(3)	1	–	–	(2)
Net income attributable to equity shareholders	3,403	(51)	–	–	3,352
Net income	3,400	(50)	–	–	3,350
OCI, net of tax, that is subject to subsequent reclassification to net income	45	–	–	–	45
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	280	–	–	280
Comprehensive income	$3,445	$230	$–	$–	$3,675

(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $1 million and an increase in Non-interest expenses – Employee compensation and benefits of $71 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

For the year ended October 31, 2012

$ millions	Previously as reported	Post-employment benefits (1)	Reclassification (2)	Restated
Interest income	$11,907	$–	$–	$11,907
Interest expense	4,581	–	–	4,581
Net interest income	7,326	–	–	7,326
Non-interest income	5,223	(5)	(59)	5,159
Provision for credit losses	1,291	–	–	1,291
Non-interest expenses	7,215	46	(59)	7,202
Income before taxes	4,043	(51)	–	3,992
Income taxes	704	(15)	–	689
Net income	3,339	(36)	–	3,303
Net income attributable to non-controlling interests	8	1	–	9
Net income attributable to equity shareholders	3,331	(37)	–	3,294
Net income	3,339	(36)	–	3,303
OCI, net of tax, that is subject to subsequent reclassification to net income	19	–	–	19
OCI, net of tax, that is not subject to subsequent reclassification to net income	–	(454)	–	(454)
Comprehensive income	$3,358	$ (490)	$–	$2,868

(1)	Represents a decrease in Non-interest income – Income from equity-accounted associates and joint ventures of $5 million and an increase in Non-interest expenses – Employee compensation and benefits of $46 million.
(2)	Certain amounts associated with our self-managed credit card portfolio have been reclassified from Non-interest expenses – Other to Non-interest income – Card fees.

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(b)	Other changes in accounting standards

The following standards and amendments to standards were also adopted effective November 1, 2013.

IFRS 11 “Joint Arrangements”, issued in May 2011, requires entities which were previously accounted for as jointly controlled entities using proportionate consolidation to be collapsed into a single investment balance at the beginning of the earliest period presented using the equity method. As we previously applied the equity method for our jointly controlled entities under IFRS, the adoption of IFRS 11 did not impact our consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”, issued in May 2011, requires enhanced disclosures for both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to provide information to enable users to evaluate the nature of, and risks associated with, the reporting entity’s interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated SEs, and the effects of those interests on our consolidated financial statements. IFRS 12 did not impact our consolidated financial statements; however, additional disclosures have been provided in Notes 6 and 26.

As a result of the issuance of IFRS 10, IFRS 11 and IFRS 12, the IASB issued amended and renamed IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amended IAS 27 removes its existing consolidation model and requirements related to consolidated financial statements as they are now addressed in IFRS 10. The amended IAS 27 prescribes the accounting for investments in subsidiaries, jointly controlled entities and associates in separate financial statements. Amended IAS 28 outlines how to apply the equity method to investments in associates and joint ventures. The adoption of amended IAS 27 and IAS 28 did not impact our consolidated financial statements.

IFRS 13 “Fair Value Measurement”, issued in May 2011, replaces the fair value measurement guidance contained in individual IFRSs with a single standard for measuring fair value. IFRS 13 requires expanded disclosure of fair value measurements for both financial and non-financial assets and liabilities measured at fair value on a recurring or non-recurring basis, and for items not measured at fair value but for which fair value is disclosed. Adoption of this standard did not result in changes to how we measure fair value. However, additional disclosures have been included in Note 2 for: (i) the type and range of level 3 inputs used in the estimation of the fair value of financial instruments measured at fair value on the consolidated balance sheet; and (ii) for financial instruments not carried at fair value on our consolidated balance sheet (such as loans and deposits), the level of the fair value hierarchy that the disclosed fair values are categorized into.

The amendments to IFRS 7 titled “Offsetting Financial Assets and Financial Liabilities”, issued in December 2011, require new disclosure for financial assets and liabilities that are offset on the balance sheet or are subject to master netting arrangements or similar arrangements. The amendments did not impact our consolidated financial statements; however, additional disclosures have been provided in Note 30.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk. For derivatives, we have credit valuation adjustments (CVA) that factor in counterparty credit risk, and a valuation adjustment for administration costs.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place

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Consolidated financial statements

to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which no active market exists are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of LP investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated using a discounted cash flow calculation that uses current market interest rates with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value.

The ultimate fair value of loans disclosed is net of the individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using current market interest rates with similar terms. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility,

108	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

During 2012, in order to reflect the observed market practice of pricing collateralized derivatives using the OIS curve, we amended our valuation approach to use OIS curves as the discount rate in place of London Interbank Offered Rate (LIBOR).

In order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach in the fourth quarter of 2014 through the adoption of funding valuation adjustment (FVA), which employs an estimated market cost of funding curve as the discount rate in place of LIBOR. The impact is to reduce the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the impact on uncollateralized derivative liabilities was to reduce their fair value in a manner that subsumes previously recognized valuation adjustments related to our own credit. As a result, the adoption of FVA resulted in a one-time net decrease in net income. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, previously recognized valuation adjustments related to our own credit have been subsumed in the application of FVA to uncollateralized derivative liabilities.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

Credit commitments

Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. The credit exposure on loan commitments is included in our assessment of individual and collective allowances and, hence, no further adjustments are made.

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Consolidated financial statements

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2014	Financial assets
	Cash and deposits with banks	$13,539	$8	$–	$13,547	$13,547	$–
	Securities	–	47,314	12,228	59,542	59,542	–
	Cash collateral on securities borrowed	3,389	–	–	3,389	3,389	–
	Securities purchased under resale agreements	33,407	–	–	33,407	33,407	–
	Loans
	Residential mortgages	157,317	–	–	157,317	157,567	250
	Personal	34,998	–	–	34,998	34,997	(1)
	Credit card	11,243	–	–	11,243	11,243	–
	Business and government	50,570	4,900	–	55,470	55,479	9
	Derivative instruments	–	20,680	–	20,680	20,680	–
	Customers’ liability under acceptances	9,212	–	–	9,212	9,212	–
	Other assets	6,064	–	–	6,064	6,064	–
	Financial liabilities
	Deposits
	Personal	129,573	512	–	130,085	130,017	(68)
	Business and government	146,736	2,057	–	148,793	149,507	714
	Bank	7,732	–	–	7,732	7,732	–
	Secured borrowings	38,783	–	–	38,783	39,174	391
	Derivative instruments	–	21,841	–	21,841	21,841	–
	Acceptances	9,212	–	–	9,212	9,212	–
	Obligations related to securities sold short	–	12,999	–	12,999	12,999	–
	Cash collateral on securities lent	903	–	–	903	903	–
	Obligations related to securities sold under repurchase agreements	9,862	–	–	9,862	9,862	–
	Other liabilities	6,624	127	–	6,751	6,751	–
	Subordinated indebtedness	4,978	–	–	4,978	5,255	277
2013 (1)	Financial assets
	Cash and deposits with banks	$6,268	$111	$–	$6,379	$6,379	$–
	Securities	–	44,357	27,627	71,984	71,984	–
	Cash collateral on securities borrowed	3,417	–	–	3,417	3,417	–
	Securities purchased under resale agreements	25,311	–	–	25,311	25,311	–
	Loans
	Residential mortgages	150,778	–	–	150,778	150,924	146
	Personal	33,990	–	–	33,990	33,991	1
	Credit card	14,255	–	–	14,255	14,255	–
	Business and government	45,426	2,211	–	47,637	47,636	(1)
	Derivative instruments	–	19,947	–	19,947	19,947	–
	Customers’ liability under acceptances	9,720	–	–	9,720	9,720	–
	Other assets	4,747	–	–	4,747	4,747	–
	Financial liabilities
	Deposits
	Personal	124,686	348	–	125,034	124,995	(39)
	Business and government	132,972	1,764	–	134,736	135,638	902
	Bank	5,592	–	–	5,592	5,592	–
	Secured borrowings	49,450	352	–	49,802	50,299	497
	Derivative instruments	–	19,724	–	19,724	19,724	–
	Acceptances	9,721	–	–	9,721	9,721	–
	Obligations related to securities sold short	–	13,327	–	13,327	13,327	–
	Cash collateral on securities lent	2,099	–	–	2,099	2,099	–
	Obligations related to securities sold under repurchase agreements	4,887	–	–	4,887	4,887	–
	Other liabilities	7,007	133	–	7,140	7,140	–
	Subordinated indebtedness	4,228	–	–	4,228	4,550	322

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

110	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2014			2013
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$82	$27	$55	$66	$34	$32
	– Swap contracts	9,850	9,894	(44)	12,356	12,110	246
	– Purchased options	153	–	153	166	–	166
	– Written options	–	193	(193)	–	175	(175)
		10,085	10,114	(29)	12,588	12,319	269
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	5	–	5	–	–	–
	– Written options	–	4	(4)	–	–	–
		5	4	1	–	–	–
Total interest rate derivatives		10,090	10,118	(28)	12,588	12,319	269
Foreign exchange derivatives
Over-the-counter	– Forward contracts	2,045	2,126	(81)	1,116	1,052	64
	– Swap contracts	3,833	4,188	(355)	2,764	2,580	184
	– Purchased options	322	–	322	115	–	115
	– Written options	–	309	(309)	–	104	(104)
		6,200	6,623	(423)	3,995	3,736	259
Total foreign exchange derivatives		6,200	6,623	(423)	3,995	3,736	259
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	15	(15)	–	46	(46)
	– Credit default swap contracts – protection purchased	203	227	(24)	261	8	253
	– Credit default contracts – protection sold	194	254	(60)	–	359	(359)
Total credit derivatives		397	496	(99)	261	413	(152)
Equity derivatives
Over-the-counter		367	1,438	(1,071)	283	1,660	(1,377)
Exchange-traded		320	291	29	129	120	9
Total equity derivatives		687	1,729	(1,042)	412	1,780	(1,368)
Precious metal derivatives
Over-the-counter		16	18	(2)	28	22	6
Exchange-traded		80	113	(33)	–	8	(8)
Total precious metal derivatives		96	131	(35)	28	30	(2)
Other commodity derivatives
Over-the-counter		438	900	(462)	460	338	122
Exchange-traded		214	170	44	117	126	(9)
Total other commodity derivatives		652	1,070	(418)	577	464	113
Total held for trading		18,122	20,167	(2,045)	17,861	18,742	(881)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	900	526	374	1,175	549	626
	– Purchased options	4	–	4	1	–	1
	– Written options	–	–	–	–	–	–
		904	526	378	1,176	549	627
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		904	526	378	1,176	549	627
Foreign exchange derivatives
Over-the-counter	– Forward contracts	103	61	42	61	14	47
	– Swap contracts	1,519	1,052	467	756	416	340
	– Written options	–	–	–	–	–	–
		1,622	1,113	509	817	430	387
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		1,622	1,113	509	817	430	387
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	–	6	(6)	33	–	33
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		–	6	(6)	33	–	33
Equity derivatives
Over-the-counter		32	29	3	60	3	57
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		32	29	3	60	3	57
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		2,558	1,674	884	2,086	982	1,104
Total fair value		20,680	21,841	(1,161)	19,947	19,724	223
Less: effect of netting		(14,549)	(14,549)	–	(14,551)	(14,551)	–
		$6,131	$7,292	$(1,161)	$5,396	$5,173	$223
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$10,902	$10,795	$107	$15,190	$15,345	$(155)
	– Foreign exchange derivatives	5,093	5,161	(68)	5,061	4,589	472
	– Credit derivatives	283	394	(111)	425	626	(201)
	– Equity derivatives	613	1,306	(693)	369	1,128	(759)
	– Precious metal derivatives	123	124	(1)	40	33	7
	– Other commodity derivatives	802	467	335	556	476	80
		$17,816	$18,247	$(431)	$21,641	$22,197	$(556)

(1)	Average fair value represents monthly averages.

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Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2014	Total 2013
$ millions, as at October 31	2014	2013	2014	2013	2014	2013
Financial assets
Loans
Residential mortgages	$–	$–	$–	$–	$157,567	$150,924	$157,567	$150,924
Personal	–	–	–	–	34,997	33,991	34,997	33,991
Credit card	–	–	–	–	11,243	14,255	11,243	14,255
Business and government	–	–	–	–	50,579	45,425	50,579	45,425
Investment in equity-accounted associates (1)	427	321	–	–	1,776	1,386	2,203	1,707
Financial liabilities
Deposits
Personal	$–	$–	$41,727	$42,608	$–	$–	$41,727	$42,608
Business and government	–	–	87,816	81,188	–	–	87,816	81,188
Bank	–	–	5,231	4,178	–	–	5,231	4,178
Secured borrowings	–	–	35,769	38,489	3,405	11,458	39,174	49,947
Subordinated indebtedness	–	–	5,255	4,550	–	–	5,255	4,550

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2014	Total 2013 (1)
$ millions, as at October 31	2014	2013	2014	2013 (1)	2014	2013
Financial assets
Deposits with banks	$–	$–	$8	$111	$–	$–	$8	$111
Trading securities
Government issued or guaranteed	2,189	2,053	7,473	7,378	–	–	9,662	9,431
Corporate equity	30,585	27,169	2,500	3,707	–	–	33,085	30,876
Corporate debt	–	–	2,751	2,362	–	–	2,751	2,362
Mortgage- and asset-backed	–	–	804	564	759	837	1,563	1,401
	32,774	29,222	13,528	14,011	759	837	47,061	44,070
Trading loans
Business and government	–	–	4,900	2,211	–	–	4,900	2,211
AFS securities
Government issued or guaranteed	772	1,162	6,287	14,625	–	–	7,059	15,787
Corporate equity	30	29	–	9	600	618	630	656
Corporate debt	–	–	1,454	7,967	8	9	1,462	7,976
Mortgage- and asset-backed	–	–	2,455	2,922	622	286	3,077	3,208
	802	1,191	10,196	25,523	1,230	913	12,228	27,627
FVO securities
Government issued or guaranteed	–	–	49	44	–	–	49	44
Corporate debt	–	–	97	96	–	–	97	96
Asset-backed	–	–	–	–	107	147	107	147
	–	–	146	140	107	147	253	287
Derivative instruments
Interest rate	5	–	10,968	13,718	21	46	10,994	13,764
Foreign exchange	–	–	7,822	4,812	–	–	7,822	4,812
Credit	–	–	193	–	204	294	397	294
Equity	320	129	398	342	1	1	719	472
Precious metal	80	–	16	28	–	–	96	28
Other commodity	214	117	438	460	–	–	652	577
	619	246	19,835	19,360	226	341	20,680	19,947
Total financial assets	$34,195	$30,659	$48,613	$61,356	$2,322	$2,238	$85,130	$94,253
Financial liabilities
Deposits and other liabilities (2)	$–	$–	$(1,967)	$(1,860)	$(729)	$(737)	$(2,696)	$(2,597)
Obligations related to securities sold short	(5,763)	(9,099)	(7,236)	(4,228)	–	–	(12,999)	(13,327)
	(5,763)	(9,099)	(9,203)	(6,088)	(729)	(737)	(15,695)	(15,924)
Derivative instruments
Interest rate	(4)	–	(10,619)	(12,820)	(21)	(48)	(10,644)	(12,868)
Foreign exchange	–	–	(7,736)	(4,166)	–	–	(7,736)	(4,166)
Credit	–	–	(232)	–	(270)	(413)	(502)	(413)
Equity	(291)	(120)	(1,453)	(1,650)	(14)	(13)	(1,758)	(1,783)
Precious metal	(113)	(8)	(18)	(22)	–	–	(131)	(30)
Other commodity	(170)	(126)	(900)	(338)	–	–	(1,070)	(464)
	(578)	(254)	(20,958)	(18,996)	(305)	(474)	(21,841)	(19,724)
Total financial liabilities	$(6,341)	$(9,353)	$(30,161)	$(25,084)	$(1,034)	$(1,211)	$(37,536)	$(35,648)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Comprises FVO deposits of $2,057 million (2013: $1,764 million), FVO secured borrowings of nil (2013: $352 million), bifurcated embedded derivatives of $512 million (2013: $348 million), FVO other liabilities of $7 million (2013: $2 million), and other financial liabilities measured at fair value of $120 million (2013: $131 million).

112	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $1,635 million of trading securities and $2,529 million of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, the following transfers were made during the year as the non-observable inputs no longer have a significant impact on the fair value of these instruments or there was a change in the observability of one or more inputs that significantly impact their fair value:

•	$13 million of corporate equity securities were transferred from Level 3 to Level 1 (October 31, 2013: $22 million from Level 3 to Level 2).
•

$6 million of certain bifurcated embedded derivatives were transferred from Level 2 to Level 3 and $51 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 (October 31, 2013: $8 million from Level 2 to Level 3, and $12 million from Level 3 to Level 2).

•

$27 million of derivative assets and $36 million of derivative liabilities were transferred from Level 3 to Level 2 (October 31, 2013: $2 million of derivative assets and $1 million of derivative liabilities from Level 2 to Level 3).

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, for the year was $88 million (2013: $196 million; 2012: $199 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2014
Trading securities
Mortgage- and asset-backed	$837	$191	$123	$–	$–	$–	$–	$–	$(50)	$(342)	$759
AFS securities
Corporate equity	618	63	(5)	107	–	(13)	36	–	(205)	(1)	600
Corporate debt	9	4	1	(2)	–	–	5	–	(9)	–	8
Mortgage- and asset-backed	286	–	–	(2)	–	–	519	–	–	(181)	622
FVO securities
Asset-backed	147	12	8	–	–	–	–	–	–	(60)	107
Derivative assets
Interest rate	46	13	(2)	–	–	(22)	–	–	–	(14)	21
Credit	294	(41)	(18)	–	–	–	–	–	–	(31)	204
Equity	1	–	–	–	–	(5)	5	–	–	–	1
Total assets	$2,238	$242	$107	$103	$–	$(40)	$565	$–	$(264)	$(629)	$2,322
Deposits and other liabilities (3)	$(737)	$(48)	$(235)	$–	$(6)	$51	$–	$(80)	$14	$312	$(729)
Derivative instruments
Interest rate	(48)	(13)	4	–	–	22	–	–	–	14	(21)
Credit	(413)	28	9	–	–	–	–	–	–	106	(270)
Equity	(13)	–	(6)	–	–	14	–	(9)	–	–	(14)
Total liabilities	$(1,211)	$(33)	$(228)	$–	$(6)	$87	$–	$(89)	$14	$432	$(1,034)
2013
Trading securities
Mortgage- and asset-backed	$628	$138	$171	$–	$–	$–	$162	$–	$–	$(262)	$837
Trading loans
Business and government	12	8	–	–	–	–	–	–	(20)	–	–
AFS securities
Corporate equity	639	81	(39)	28	–	(22)	93	–	(162)	–	618
Corporate debt	21	15	1	(5)	–	–	–	–	(23)	–	9
Mortgage- and asset-backed	710	7	–	(7)	–	–	2	–	–	(426)	286
FVO securities
Asset-backed	170	15	23	–	–	–	–	–	–	(61)	147
Derivative assets
Interest rate	80	10	(11)	–	–	–	–	–	(18)	(15)	46
Credit	591	(29)	(90)	–	–	–	–	–	–	(178)	294
Equity	12	–	(1)	–	2	–	–	–	–	(12)	1
Total assets	$2,863	$245	$54	$16	$2	$(22)	$257	$–	$(223)	$(954)	$2,238
Deposits and other liabilities (3)	$(597)	$(39)	$(199)	$–	$(8)	$12	$–	$(40)	$2	$132	$(737)
Derivative instruments
Interest rate	(85)	(12)	14	–	–	–	–	–	18	17	(48)
Credit	(1,315)	43	92	–	–	–	–	–	–	767	(413)
Equity	(2)	–	(2)	–	(1)	–	–	(8)	–	–	(13)
Total liabilities	$(1,999)	$(8)	$(95)	$–	$(9)	$12	$–	$(48)	$20	$916	$(1,211)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits of $506 million (2013: $557 million) and bifurcated embedded derivatives of $223 million (2013: $180 million).

CIBC 2014 ANNUAL REPORT	113

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

							Range of inputs
$ millions, as at October 31	2014		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$759		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.5%
AFS securities
Corporate equity
Limited partnerships	289		Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	311		Valuation multiple		Earnings multiple		6.4	15.5
					Revenue multiple		2.9	3.5
			Discounted cash flow		Discount rate		7.6%	30.0%
			Option model		Market volatility		55.6%	63.0%
Corporate debt	8		Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	622		Discounted cash flow		Credit spread		0.4%	1.1%
					Prepayment rate		12.7%	32.4%
FVO securities
Asset-backed	107		Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	21		Proprietary model	(2)	n/a		n/a	n/a
Credit	204	(3)	Market proxy or direct broker quote		Market proxy or direct broker quote		29.9%	99.8%
			Discounted cash flow		Default rate		4.0%	4.0%
					Recovery rate		50.0%	70.0%
					Prepayment rate		20.0%	20.0%
					Credit spread	(4)	0.0%	1.2%
Equity	1		Option model		Market volatility		13.4%	13.4%
Total assets	$2,322
Deposits and other liabilities	$(729)		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.0%
			Option model		Market volatility		9.7%	37.1%
					Market correlation		(52.8)%	100.0%
Derivative instruments
Interest rate	(21)		Proprietary model	(2)	n/a		n/a	n/a
Credit	(270)		Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.6%
			Discounted cash flow		Default rate		4.0%	4.0%
					Recovery rate		50.0%	70.0%
					Prepayment rate		20.0%	20.0%
					Credit spread		0.0%	1.2%
Equity	(14)		Option model		Market volatility		28.8%	30.1%
					Market correlation		(48.5)%	93.3%
Total liabilities	$(1,034)

(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the LP and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, CLOs, corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•

Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

•

Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

•

Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

114	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $31 million or decrease the net fair value by up to $29 million in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies and restricted stock would increase by $45 million or decrease by $26 million.

The fair value of our LPs is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $17 million.

The fair value of our ABS is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates could result in an increase or a decrease in the fair value of our Level 3 ABS. The impact of adjusting the non-observable inputs within a reasonably possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $9 million.

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings, that are economically hedged with derivatives and other financial instruments; and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail customers to provide mortgages at fixed rates are economically hedged with derivatives and other financial instruments.

The fair value of an FVO financial liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe the fair value is influenced by changes in our credit risk from the note holders’ perspective, the amount of change in the fair value that is attributable to changes in our own credit spread is calculated based on broker quotes that we obtain for our own credit spread at the inception of the FVO liabilities and as at the end of each reporting period. Changes in our own credit risk had an insignificant impact on the determination of the fair value of the FVO deposits and other liabilities.

The carrying amount of FVO deposits would have been $7 million lower (2013: $1 million lower) had the deposits been carried on a contractual settlement amount.

CIBC 2014 ANNUAL REPORT	115

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2014

Aeroplan Agreements

On December 27, 2013, CIBC completed the transactions contemplated by the tri-party agreements with Aimia Canada Inc. (Aimia) and The Toronto-Dominion Bank (TD).

CIBC sold to TD approximately 50% of its existing Aerogold VISA credit card portfolio, consisting primarily of credit card only customers, while CIBC retained the Aerogold VISA credit card accounts held by clients with broader banking relationships at CIBC.

The portfolio divested by CIBC consisted of $3.3 billion of credit card receivables. Upon closing, CIBC received a cash payment from TD equal to the credit card receivables outstanding acquired by TD.

CIBC also received upon closing, in aggregate, $200 million in upfront payments from TD and Aimia.

Under the terms of the agreements:

•	CIBC continues to have rights to market the Aeroplan program and originate new Aerogold cardholders through its CIBC branded channels.
•

The parties have agreed to certain provisions to compensate for the risk of cardholder migration from one party to another. There is potential for payments of up to $400 million by TD/Aimia or CIBC for net cardholder migration over a period of five years.

•	CIBC receives annual commercial subsidy payments from TD expected to be approximately $38 million per year in each of the three years after closing.
•

The CIBC and Aimia agreement includes an option for either party to terminate the agreement after the third year and provides for penalty payments due from CIBC to Aimia if holders of Aeroplan credit cards from CIBC’s retained portfolio switch to other CIBC credit cards above certain thresholds.

In conjunction with the completion of the Aeroplan transaction, CIBC has fully released Aimia and TD from any potential claims in connection with TD becoming Aeroplan’s primary financial credit card partner.

Acquisition of Atlantic Trust Private Wealth Management

On December 31, 2013, CIBC completed the acquisition of Atlantic Trust Private Wealth Management (Atlantic Trust) from its parent company, Invesco Ltd., for $224 million (US$210 million) plus working capital and other adjustments. Atlantic Trust provides integrated wealth management solutions for high net worth individuals, families, foundations and endowments in the United States.

The following summarizes the consideration transferred and the amounts of assets acquired and liabilities assumed at the acquisition date.

Consideration transferred

The consideration transferred was as follows:

$ millions, as at December 31, 2013
Upfront cash payment	$179
Contingent consideration, at fair value (deferred payment)	45
Working capital and other adjustments	12
Total consideration transferred	$236

The deferred payment was based on acquired assets under management (AUM) at the measurement date of April 30, 2014. The estimated fair value of the deferred payment of $45 million (US$42 million) as at the acquisition date was included in the consideration transferred. The deferred payment was settled in May 2014 for $46 million (US$42 million).

Assets acquired and liabilities assumed

The fair values of identifiable assets acquired and liabilities assumed were as follows:

$ millions, as at December 31, 2013
Cash	$47
AFS securities	4
Land, buildings and equipment	10
Other assets	30
Software and other intangible assets	91
Other liabilities	(30)
Net identifiable assets acquired	152
Goodwill arising on acquisition	84
Total consideration transferred	$236

Intangible assets and goodwill

The acquired intangible assets include a customer relationship intangible asset of $89 million that arose from the acquired investment management contracts. The fair value of the customer relationship intangible asset was estimated using a discounted cash flow method based on estimated future cash flows arising from fees earned from the acquired AUM, which took into account expected net redemptions and market appreciation from existing clients, net of operating expenses and other cash outflows. The goodwill arising on acquisition of $84 million mainly comprised the value of expected synergies and the value of new business growth arising from the acquisition.

Acquisition-related costs

Acquisition-related costs of $5 million were included in Non-interest expenses.

116	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Sale of equity investment

On November 29, 2013, CIBC sold an equity investment that was previously acquired through a loan restructuring in CIBC’s exited European leveraged finance business. The transaction resulted in an after-tax gain, net of associated expenses, of $57 million in the quarter ended January 31, 2014.

2013

Private wealth management (Asia)

On January 25, 2013, CIBC sold its stand-alone Hong Kong and Singapore-based private wealth management business. This niche advisory and brokerage business, which was included in International banking within Corporate and Other, provided private banking services to a small number of high net worth individuals in the Asia-Pacific region and had AUM of approximately $2 billion. As a result, CIBC recognized a gain, net of associated expenses, of $16 million ($16 million after-tax) during the current year. CIBC’s other businesses in Asia were unaffected by this transaction.

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2014 Total		2013 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$92	1.3%	$1,453	1.4%	$486	2.3%	$–	–%	$–	–%	$2,031	1.6%	$6,803	2.4%
Other Canadian governments	4	1.9	330	1.4	1,717	2.7	355	3.4	–	–	2,406	2.6	3,958	2.6
U.S. Treasury and agencies	563	0.1	219	1.3	–	–	–	–	–	–	782	0.5	2,834	0.8
Other foreign governments	960	1.8	349	4.4	312	6.1	219	5.4	–	–	1,840	3.5	2,192	3.3
Mortgage-backed securities (2)	290	1.6	1,010	1.7	179	2.0	713	1.0	–	–	2,192	1.5	2,904	1.5
Asset-backed securities	39	2.9	63	2.8	528	2.1	255	0.6	–	–	885	1.7	304	2.7
Corporate public debt	233	2.8	1,111	2.7	98	6.6	12	5.5	–	–	1,454	3.0	7,967	1.5
Corporate private debt	7	10.0	–	–	1	10.0	–	–	–	–	8	10.0	9	10.0
Total debt securities	2,188		4,535		3,321		1,554		–		11,598		26,971
Corporate public equity	–	–	–	–	–	–	–	–	174	n/m	174	n/m	30	n/m
Corporate private equity	–	–	–	–	–	–	–	–	456	n/m	456	n/m	626	n/m
Total equity securities	–		–		–		–		630		630		656
Total AFS securities	$2,188		$4,535		$3,321		$1,554		$630		$12,228		$27,627
Trading securities (3)
Securities issued or guaranteed by:
Canadian federal government	$1,316		$2,512		$479		$328		$–		$4,635		$3,436
Other Canadian governments	929		1,199		716		1,725		–		4,569		5,491
U.S. Treasury and agencies	28		165		54		10		–		257		344
Other foreign governments	23		92		39		47		–		201		160
Mortgage-backed securities (4)	134		367		32		23		–		556		348
Asset-backed securities	72		177		–		758		–		1,007		1,053
Corporate public debt	1,049		900		510		292		–		2,751		2,362
Corporate public equity	–		–		–		–		33,085		33,085		30,876
Total trading securities	$3,551		$5,412		$1,830		$3,183		$33,085		$47,061		$44,070
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$49		$–		$49		$44
Asset-backed securities	–		–		–		107		–		107		147
Corporate public debt	–		97		–		–		–		97		96
Total FVO securities	$–		$97		$–		$156		$–		$253		$287
Total securities (5)	$5,739		$10,044		$5,151		$4,893		$33,715		$59,542		$71,984

(1)	Represents the weighted average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $1,249 million (2013: $2,356 million) and fair value of $1,253 million (2013: $2,365 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $154 million (2013: $4 million) and fair value of $154 million (2013: $4 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $22 million (2013: nil) and fair value of $22 million (2013: nil); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $538 million (2013: $531 million) and fair value of $539 million (2013: $532 million).
(3)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(4)	Includes securities backed by mortgages insured by the CMHC of $484 million (2013: $315 million).
(5)	Includes securities denominated in U.S. dollars with carrying value of $8.5 billion (2013: $15.4 billion) and securities denominated in other foreign currencies with carrying value of $844 million (2013: $613 million).
n/m	Not meaningful.

Reclassification of financial instruments

In October 2008, amendments made to IAS 39 “Financial Instruments – Recognition and Measurement” and IFRS 7 “Financial Instruments – Disclosures” permitted certain trading financial assets to be reclassified to loans and receivables and AFS in rare circumstances. As a result of these amendments, we reclassified certain securities to loans and receivables and AFS with effect from July 1, 2008. During the years ended October 31, 2014, 2013 and 2012, we have not reclassified any securities.

The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified:

$ millions, as at October 31	2014		2013
	Fair value	Carrying value	Fair value	Carrying value
Trading assets previously reclassified to loans and receivables	$1,649	$1,661	$2,746	$2,781
Trading assets previously reclassified to AFS	6	6	7	7
Total financial assets reclassified	$1,655	$1,667	$2,753	$2,788

CIBC 2014 ANNUAL REPORT	117

Consolidated financial statements

$ millions, for the year ended October 31	2014	2013	2012
Net income (before taxes) recognized on assets reclassified:
Interest income	$57	$71	$97
Impairment write-downs	–	(14)	(34)
	$57	$57	$63
Change in fair value recognized in net income (before taxes) on assets if reclassification had not been made:
On trading assets previously reclassified to loans and receivables	$17	$22	$62
On trading assets previously reclassified to AFS	–	–	(1)
	$17	$22	$61

The effective interest rates on trading securities previously reclassified to AFS ranged from 3% to 13% with expected recoverable cash flows of $1.2 billion as of their reclassification date. The effective interest rates on trading assets previously reclassified to loans and receivables ranged from 4% to 10% with expected recoverable cash flows of $7.9 billion as of their reclassification date.

Fair value of AFS securities

$ millions, as at October 31				2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$2,026	$5	$–	$2,031	$6,770	$34	$(1)	$6,803
Other Canadian governments	2,391	15	–	2,406	3,925	34	(1)	3,958
U.S. Treasury and agencies	781	1	–	782	2,856	5	(27)	2,834
Other foreign governments	1,834	13	(7)	1,840	2,193	17	(18)	2,192
Mortgage-backed securities	2,186	7	(1)	2,192	2,894	12	(2)	2,904
Asset-backed securities	883	2	–	885	299	5	–	304
Corporate public debt	1,444	22	(12)	1,454	7,927	57	(17)	7,967
Corporate private debt	6	2	–	8	5	4	–	9
Corporate public equity (1)	17	157	–	174	12	18	–	30
Corporate private equity	261	195	–	456	363	263	–	626
	$11,829	$419	$(20)	$12,228	$27,244	$449	$(66)	$27,627

(1)	Includes restricted stock.

For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

						2014						2013
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$485	$–	$–	$–	$485	$–	$324	$(1)	$–	$–	$324	$(1)
Other Canadian governments	101	–	291	–	392	–	–	–	680	(1)	680	(1)
U.S. Treasury and agencies	197	–	22	–	219	–	539	(5)	759	(22)	1,298	(27)
Other foreign governments	433	(1)	178	(6)	611	(7)	580	(6)	153	(12)	733	(18)
Mortgage-backed securities	462	(1)	36	–	498	(1)	584	(2)	–	–	584	(2)
Asset-backed securities	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public debt	173	(1)	357	(11)	530	(12)	1,437	(12)	196	(5)	1,633	(17)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	9	–	1	–	10	–	5	–	1	–	6	–
	$1,860	$(3)	$885	$(17)	$2,745	$(20)	$3,469	$(26)	$1,789	$(40)	$5,258	$(66)

As at October 31, 2014, the amortized cost of 88 AFS securities that are in a gross unrealized loss position (2013: 148 securities) exceeded their fair value by $20 million (2013: $66 million). The securities that have been in a gross unrealized loss position for more than a year include 30 AFS securities (2013: 24 securities), with a gross unrealized loss of $17 million (2013: $40 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, impairment reversals and write-downs on AFS securities:

$ millions, for the year ended October 31	2014	2013	2012
Realized gains	$242	$280	$309
Realized losses	(36)	(29)	(23)
Impairment write-downs
Equity securities	(5)	(39)	(22)
	$201	$212	$264

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Consolidated financial statements

Note 5	Loans(1)(2)

$ millions, as at October 31					2014					2013
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$157,526	$1	$208	$209	$157,317	$150,938	$1	$159	$160	$150,778
Personal (3)	35,458	9	451	460	34,998	34,441	9	442	451	33,990
Credit card	11,629	–	386	386	11,243	14,772	–	517	517	14,255
Business and government (4)(5)	56,075	328	277	605	55,470	48,207	310	260	570	47,637
	$260,688	$338	$1,322	$1,660	$259,028	$248,358	$320	$1,378	$1,698	$246,660

(1)	Loans are net of unearned income of $300 million (2013: $299 million).
(2)	Includes gross loans of $26.1 billion (2013: $22.5 billion) denominated in U.S. dollars and $3.4 billion (2013: $3.1 billion) denominated in other foreign currencies.
(3)	Includes $114 million (2013: $117 million) related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $111 million (2013: $114 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $4,900 million (2013: $2,211 million).
(5)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Balance at beginning of year	$1	$–	$1	$9	$8	$8	$310	$467	$357	$320	$475	$366
Provision for (reversal of) credit losses	–	1	(1)	–	1	–	136	166	272	136	168	271
Write-offs	–	–	–	–	–	(1)	(120)	(323)	(134)	(120)	(323)	(135)
Recoveries	–	–	–	–	–	–	6	3	3	6	3	3
Interest income on impaired loans	–	–	–	–	–	–	(14)	(20)	(30)	(14)	(20)	(30)
Other	–	–	–	–	–	1	10	17	(1)	10	17	–
Balance at end of year	$1	$1	$–	$9	$9	$8	$328	$310	$467	$338	$320	$475

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Balance at beginning of year	$159	$71	$48	$442	$459	$478	$517	$583	$632	$320	$328	$327	$1,438	$1,441	$1,485
Provision for credit losses	83	119	53	284	295	268	378	499	646	56	40	53	801	953	1,020
Write-offs	(27)	(24)	(20)	(312)	(334)	(310)	(564)	(708)	(826)	(35)	(59)	(57)	(938)	(1,125)	(1,213)
Recoveries	–	–	–	43	32	30	136	143	131	7	6	6	186	181	167
Interest income on impaired loans	(8)	(9)	(12)	(8)	(8)	(5)	–	–	–	–	–	–	(16)	(17)	(17)
Other	1	2	2	2	(2)	(2)	(81)	–	–	5	5	(1)	(73)	5	(1)
Balance at end of year	$208	$159	$71	$451	$442	$459	$386	$517	$583	$353	$320	$328	$1,398	$1,438	$1,441
Comprises:
Loans	$208	$159	$71	$451	$442	$459	$386	$517	$583	$277	$260	$272	$1,322	$1,378	$1,385
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	76	60	56	76	60	56

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2014				2013
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$534	$1	$167	$366	$483	$1	$88	$394
Personal	200	9	130	61	221	9	126	86
Business and government	700	328	9	363	843	310	13	520
Total impaired loans (2)(3)	$1,434	$338	$306	$790	$1,547	$320	$227	$1,000

(1)	Includes collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,092 million (2013: $1,211 million) on balances which are not impaired.
(2)	Average balance of gross impaired loans was $1,519 million (2013: $1,723 million).
(3)	Foreclosed assets of $22 million (2013: $24 million) were included in Other assets on the consolidated balance sheet.

CIBC 2014 ANNUAL REPORT	119

Consolidated financial statements

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2014 Total	2013 Total
Residential mortgages	$1,781	$660	$216	$2,657	$2,509
Personal	484	112	22	618	567
Credit card	496	142	85	723	955
Business and government	164	65	27	256	258
	$2,925	$979	$350	$4,254	$4,289

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $99 million (2013: $110 million), of which $21 million (2013: $26 million) was in Canada and $78 million (2013: $84 million) was outside Canada. During the year, interest recognized on impaired loans was $30 million (2013: $37 million); and interest recognized on loans before being classified as impaired was $40 million (2013: $56 million), of which $33 million (2013: $46 million) was in Canada and $7 million (2013: $10 million) was outside Canada.

Credit quality of the loans portfolio

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31						2014	2013
Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total	Total (1)
Investment grade	00 – 47	0.01% – 0.42%	$22,579	$1,821	$1,450	$25,850	$23,107
Non-investment grade	51 – 67	0.43% – 12.11%	27,038	489	304	27,831	23,233
Watch list	70 – 80	12.12% – 99.99%	315	–	–	315	525
Default	90	100%	311	–	–	311	379
Total advanced internal ratings-based (AIRB) exposure			$50,243	$2,310	$1,754	$54,307	$47,244
Strong			$6,348	$41	$13	$6,402	$6,314
Good			361	–	–	361	372
Satisfactory			159	–	–	159	234
Weak			24	–	–	24	58
Default			3	–	–	3	–
Total slotted exposure			$6,895	$41	$13	$6,949	$6,978
Standardized exposure			$3,131	$226	$337	$3,694	$3,382
			$60,269	$2,577	$2,104	$64,950	$57,604
Less: collective allowance (2)						$268	$247
Net business and government loans and acceptances (3)						$64,682	$57,357

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Comprises the collective allowance related to business and government loans that are less than 90 days delinquent.
(3)	Includes customers’ liability under acceptances of $9,212 million (2013: $9,720 million).

120	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Net retail loans

$ millions, for the year ended October 31					2014	2013
Risk level	PD bands	Residential mortgages	Personal	Cards	Total	Total
Exceptionally low	0.01% – 0.20%	$134,899	$15,710	$3,295	$153,904	$152,487
Very low	0.21% – 0.50%	6,343	2,484	–	8,827	9,003
Low	0.51% – 2.00%	11,800	11,972	5,892	29,664	23,099
Medium	2.01% – 10.00%	1,199	4,117	1,865	7,181	10,461
High	10.01% – 99.99%	152	441	450	1,043	1,392
Default	100%	81	184	–	265	222
Total AIRB exposure		$154,474	$34,908	$11,502	$200,884	$196,664
Strong		$498	$–	$–	$498	$598
Good		56	–	–	56	57
Satisfactory		190	–	–	190	18
Weak		1	–	–	1	–
Default		1	–	–	1	1
Total slotted exposure		$746	$–	$–	$746	$674
Standardized exposure		$2,138	$411	$127	$2,676	$2,589
Less: collective allowance (1)		$41	$321	$386	$748	$904
Net retail loans		$157,317	$34,998	$11,243	$203,558	$199,023

(1)	Comprises the collective allowance related to credit card loans; and personal loans and mortgages that are less than 90 days delinquent.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2014	2013 (1)	2012
Interest income	$11,477	$11,811	$11,907
Interest expense	4,018	4,358	4,581
Net interest income	7,459	7,453	7,326
Provision for credit losses	937	1,121	1,291
Net interest income after provision for credit losses	$6,522	$6,332	$6,035

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	121

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Residential mortgage securitization trusts

Clear Trust (Clear) originated Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sold these mortgages to Crisp Trust (Crisp). Crisp funded the purchase of these mortgages through the issuance of commercial paper to investors, which was secured by the mortgages. We hold all of the outstanding commercial paper and the mortgages are presented as Residential mortgages within Loans on the consolidated balance sheet.

Credit card securitization trusts

We sell credit card receivables to Cards II Trust (Cards II). Cards II purchases a proportionate share of designated portfolios with the proceeds received from the issuance of notes. We also sold credit card receivables to Broadway Trust (Broadway). The remaining series of notes issued by Broadway were fully repaid on March 17, 2014 and there are no longer any notes outstanding.

Our credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II in order to replenish receivable amounts as credit card clients repay their balances.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2014, $3.3 billion of credit card receivable assets with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion) supported associated funding liabilities of $3.3 billion with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2014, our structured program had issued covered bond liabilities of $10.7 billion with a fair value of $10.8 billion (2013: $11.7 billion with a fair value of $11.8 billion) and our legislative program had issued covered bond liabilities of $1.9 billion with a fair value of $1.9 billion (2013: $2.0 billion with a fair value of $2.0 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2014, the total assets and non-controlling interests in the consolidated CIBC-managed investments funds were $37 million and nil, respectively (2013: $44 million and $14 million).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored non-consolidated multi-seller conduits in Canada. Our multi-seller conduits purchase pools of financial assets from our clients and finance the purchases by issuing asset-backed commercial paper (ABCP) to investors. Our single-seller conduit purchases pools of financial assets from our client and finances these purchases through a credit facility provided by a syndication of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2014, the total assets in our single-seller conduit and multi-seller conduits amounted to $3.1 billion (2013: $2.6 billion).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory

122	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide liquidity and credit facilities to third-party SEs through our treasury and trading activities. We also have investments in LPs in which we generally are a passive investor of the LPs as a limited partner, and in some cases, we are the co-general partner and have significant influence over the LPs. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these LPs.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2014, the total outstanding ownership certificates in the Commercial mortgage securitization trust amounted to $274 million (2013: $289 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide customers with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than as a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2014, the total assets under management in the non-consolidated CIBC-managed investment funds amounted to $86.7 billion (2013: $72.3 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2014, the assets in the CIBC structured CDO vehicles have a total principal amount of $1.2 billion (2013: $1.7 billion).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

Sponsored non-consolidated structured entities in which CIBC has no interest

In assessing whether CIBC is considered a sponsor for disclosure purposes, CIBC considers the significance of its involvement with the entity and its role in establishing and setting up of the SE. Factors for considering whether CIBC is a sponsor include the extent of CIBC’s involvement in the creation and design of the SE, whether CIBC continues to manage ongoing operations, and whether CIBC is the majority user of the entity. CIBC is a sponsor of certain SEs in our structured credit run-off business in which we have no interest. The amount of assets transferred by CIBC to these SEs was nil for the years ended October 31, 2014 and 2013. Income received from the SEs was insignificant for the years ended October 31, 2014 and 2013.

CIBC 2014 ANNUAL REPORT	123

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2014	Single seller and multi-seller conduits		Third-party structured vehicles – continuing (1)	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (2)
Trading securities	$4		$306	$2,019	$10	$–	$–	$7	$752
AFS securities	–		1,395	–	–	–	–	2	–
FVO securities	–		–	–	–	–	–	–	107
Loans	81		566	–	–	3	–	19	1,577
Investments in equity-accounted associates and joint ventures	–		105	–	–	4	20	–	–
Derivatives (3)	–		–	11	–	–	–	–	–
	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
October 31, 2013	$90		$1,210	$3,135	$5	$10	$1	$135	$3,456
On-balance sheet liabilities at carrying value (2)						–
Deposits	$–		$–	$–	$–	$1,651	$–	$–	$–
Derivatives (3)	–		–	228	–	–	–	3	238
	$–		$–	$228	$–	$1,651	$–	$3	$238
October 31, 2013	$–		$–	$209	$–	$1,633	$–	$13	$355
Maximum exposure to loss, net of hedges
Investments and loans	$85		$2,372	$2,019	$10	$7	$20	$28	$2,436
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	61	1,359
Liquidity, credit facilities and commitments	2,708	(4)	833	–	–	72	–	35	84
Less: hedges of investments, loans and written derivatives exposure	–		–	(2,019)	–	–	–	(40)	(3,154)
	$2,793		$3,205	$–	$10	$79	$20	$84	$725
October 31, 2013	$2,241		$1,868	$–	$5	$79	$1	$97	$970

(1)	Comparative amounts were restated to include interests in third-party LPs and certain revolving loans and associated unutilized credit commitments.
(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(3)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(4)	Excludes an additional $1.3 billion (2013: $1.1 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

We also hold investments in a variety of third-party investment funds, which include but are not limited to exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to the CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all of the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

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Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all of the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$22,048	$22,083	$30,508	$30,538
Securities held by counterparties as collateral under repurchase agreements (2)(3)	2,033	2,033	1,159	1,159
Securities lent for securities collateral (2)(3)	14,966	14,966	11,793	11,793
	$39,047	$39,082	$43,460	$43,490
Carrying amount of associated liabilities (4)	$39,901	$40,176	$44,586	$44,879	(5)
(1)	Includes $1.3 billion (2013: $7.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Government of Canada bonds have also been pledged as collateral to CMHC counterparties. Certain cash in transit balances related to the securitization process amounting to $817 million (2013: $1,126 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.
(5)	Restated.

Additionally, we securitized $33.1 billion with a fair value of $33.1 billion (2013: $25.2 billion with a fair value of $25.2 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2014	Cost
	Balance at beginning of year	$1,260	$903	$742	$852	$3,757
	Additions (3)	34	124	52	80	290
	Disposals (4)	–	(87)	(6)	(11)	(104)
	Adjustments (6)	56	7	9	7	79
	Balance at end of year	$1,350	$947	$797	$928	$4,022
2013	Balance at end of year	$1,260	$903	$742	$852	$3,757
2014	Accumulated amortization
	Balance at beginning of year	$494	$679	$334	$531	$2,038
	Amortization and impairment (4)(5)	36	102	40	60	238
	Disposals (4)	–	(64)	(6)	(11)	(81)
	Adjustments (6)	17	7	2	4	30
	Balance at end of year	$547	$724	$370	$584	$2,225
2013	Balance at end of year	$494	$679	$334	$531	$2,038
	Net book value
	As at October 31, 2014	$803	$223	$427	$344	$1,797
	As at October 31, 2013	$766	$224	$408	$321	$1,719

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $126 million (2013: $121 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of $10 million (2013: nil).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes nil (2013: $3 million) of impairment loss relating to leasehold improvements.
(6)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net additions of $103 million (2013: $80 million); Wealth Management net additions of $11 million (2013: net disposals of $16 million); Wholesale Banking net disposals of $1 million (2013: net additions of $1 million); and Corporate and Other net additions of $73 million (2013: net disposals of $50 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2014	2013
Balance at beginning of year	$382	$384
Amortization and adjustments (1)	(10)	2
Balance at end of year	$392	$382

(1)	Includes foreign currency translation adjustments.

CIBC 2014 ANNUAL REPORT	125

Consolidated financial statements

Rental income of $81 million (2013: $72 million; 2012: $72 million) was generated from the investment property. Interest expense of $28 million (2013: $28 million; 2012: $28 million) and non-interest expenses of $42 million (2013: $30 million; 2012: $31 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	Atlantic Trust	Other	Total
2014	Balance at beginning of year	$727	$884	$–	$122	$1,733
	Acquisitions	–	–	84	–	84
	Impairment	(420)	–	–	–	(420)
	Adjustments (1)	46	–	5	2	53
	Balance at end of year	$353	$884	$89	$124	$1,450
2013	Balance at beginning of year	$696	$884	$–	$121	$1,701
	Adjustments (1)	31	–	–	1	32
	Balance at end of year	$727	$884	$–	$122	$1,733

(1)	Includes foreign currency translation adjustments.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$11 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of the CIBC FirstCaribbean CGU is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount as at April 30, 2014. As a result, we recognized a goodwill impairment charge in other non-interest expense of $420 million during the three months ended April 30, 2014. This charge is reflected in the results of the Corporate and Other reporting segment.

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continues to reflect the currently challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss has been recognized.

A terminal growth rate of 2.5% as at August 1, 2014 (April 30, 2014: 2.5%; August 1, 2013: 2.5%) was applied to the years after the five-year forecast. All of the forecast cash flows were discounted at an after-tax rate of 13% as at August 1, 2014 (13.73% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at April 30, 2014 and as at August 1, 2013). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $130 million as at August 1, 2014. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at August 1, 2014. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporated the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings

126	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

multiples of comparable wealth management institutions. The price-to-earnings multiples used ranged from 14.1 to 17.1 for the impairment testing performed as at August 1, 2014.

We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount. As a result, no impairment charge was recognized during 2014.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Atlantic Trust

The recoverable amount of the Atlantic Trust CGU is estimated using a value in use calculation that was based primarily on a three-year plan which was reviewed by senior management and included in the three-year consolidated CIBC plan that was reviewed by the Board.

We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of the Atlantic Trust CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2014. A terminal growth rate of 3% was applied to the terminal forecast year. All of the forecasted cash flows were discounted at a rate of 13% which we believe to be a risk-adjusted interest rate appropriate to Atlantic Trust.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2014, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $1,450 million (2013: $1,733 million) is allocated to the strategic business units (SBUs) as follows: Wealth Management of $973 million (2013: $884 million), Corporate and Other of $403 million (2013: $776 million), Wholesale Banking of $59 million (2013: $58 million) and Retail and Business Banking of $15 million (2013: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2014	Balance at beginning of year	$116	$20	$136
	Adjustments (3)	–	2	2
	Balance at end of year	$116	$22	$138
2013	Balance at beginning and end of year	$116	$20	$136

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Includes foreign currency translation adjustments.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2014	Gross carrying amount
	Balance at beginning of year	$1,425	$255	$50	$78	$1,808
	Acquisition through business combinations	2	–	–	89	91
	Additions	258	–	4	–	262
	Disposals (5)	(150)	–	(4)	–	(154)
	Adjustments (6)	9	20	–	6	35
	Balance at end of year	$1,544	$275	$50	$173	$2,042
2013	Balance at end of year	$1,425	$255	$50	$78	$1,808
2014	Accumulated amortization
	Balance at beginning of year	$942	$168	$46	$32	$1,188
	Amortization and impairment (5)(6)	128	10	2	15	155
	Disposals (5)	(150)	–	–	–	(150)
	Adjustments (7)	6	14	(1)	1	20
	Balance at end of year	$926	$192	$47	$48	$1,213
2013	Balance at end of year	$942	$168	$46	$32	$1,188
	Net book value
	As at October 31, 2014	$618	$83	$3	$125	$829
	As at October 31, 2013	$483	$87	$4	$46	$620

(1)	Includes $252 million (2013: $206 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes impairment losses relating to software of nil (2013: $2 million) and customer relationships of nil (2013: $3 million).
(7)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Retail and Business Banking net disposals of $23 million (2013: $75 million); Wealth Management net disposals of nil (2013: $61 million); Wholesale Banking net disposals of $2 million (2013: $3 million); and Corporate and Other net additions of $133 million (2013: net disposals of $257 million).

CIBC 2014 ANNUAL REPORT	127

Consolidated financial statements

Note 9	Other assets

$ millions, as at October 31	2014	2013 (1)
Accrued interest receivable	$623	$702
Defined benefit asset (Note 19)	120	371
Gold and silver certificates	381	334
Brokers’ client accounts	449	393
Current tax receivable	1,827	1,756
Other prepayments	646	575
Cheques and other items in transit, net	797	446
Derivative collateral receivable	3,756	2,727
Accounts receivable	439	406
Other	417	449
	$9,455	$8,159

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2014 Total	2013 Total (6)
Personal	$9,715	$78,063	$42,307	$130,085	$125,034
Business and government (7)	35,364	24,270	89,159	148,793	134,736
Bank	2,487	14	5,231	7,732	5,592
Secured borrowings (8)	–	–	38,783	38,783	49,802
	$47,566	$102,347	$175,480	$325,393	$315,164
Comprises:
Held at amortized cost				$323,336	$313,048
Designated at fair value				2,057	2,116
				$325,393	$315,164
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$38,624	$35,670
In foreign offices				2,907	2,421
Interest-bearing deposits
In domestic offices				235,328	237,400
In foreign offices				47,914	39,673
U.S. federal funds purchased				620	–
				$325,393	$315,164

(1)	Includes deposits of $78.1 billion (2013: $68.2 billion) denominated in U.S. dollars and deposits of $9.3 billion (2013: $9.0 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,957 million (2013: $1,131 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(7)	Includes $1,651 million (2013: $1,634 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2014	2013 (1)
Accrued interest payable	$1,137	$1,169
Defined benefit liability (Note 19)	818	740
Gold and silver certificates	120	131
Brokers’ client accounts	859	933
Derivative collateral payable	2,241	2,350
Other deferred items	526	420
Negotiable instruments	1,025	1,189
Accounts payable and accrued expenses	1,152	1,084
Other	3,025	2,813
	$10,903	$10,829

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

128	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2014		2013
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$18,122	$20,167	$17,861	$18,742
ALM (Note 2)
Designated accounting hedges (Note 13)	1,599	1,096	1,452	584
Economic hedges (1)	959	578	634	398
	$20,680	$21,841	$19,947	$19,724

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The trend toward central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

CIBC 2014 ANNUAL REPORT	129

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2014		2013
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$8,900	$620	$–	$9,520	$6,072	$3,448	$8,252	$3,819
Centrally cleared forward rate agreements	143,945	13,828	–	157,773	157,773	–	160,776	–
Swap contracts	124,194	239,932	85,580	449,706	331,657	118,049	472,967	135,721
Centrally cleared swap contracts	183,721	347,071	95,753	626,545	510,420	116,125	560,072	89,602
Purchased options	800	2,528	2,664	5,992	4,367	1,625	5,260	1,049
Written options	2,727	1,923	429	5,079	4,754	325	4,328	100
	464,287	605,902	184,426	1,254,615	1,015,043	239,572	1,211,655	230,291
Exchange-traded
Futures contracts	50,269	9,075	–	59,344	58,260	1,084	62,424	1,168
Purchased options	7,100	564	–	7,664	7,664	–	13,755	–
Written options	11,496	1,127	–	12,623	12,623	–	12,921	–
	68,865	10,766	–	79,631	78,547	1,084	89,100	1,168
Total interest rate derivatives	533,152	616,668	184,426	1,334,246	1,093,590	240,656	1,300,755	231,459
Foreign exchange derivatives
Over-the-counter
Forward contracts	196,290	6,941	740	203,971	189,014	14,957	147,788	13,231
Swap contracts	100,935	42,695	13,339	156,969	128,094	28,875	116,805	26,934
Purchased options	25,909	572	27	26,508	26,492	16	8,377	–
Written options	28,041	393	56	28,490	28,308	182	12,123	261
	351,175	50,601	14,162	415,938	371,908	44,030	285,093	40,426
Exchange-traded
Futures contracts	–	–	–	–	–	–	3	–
Total foreign exchange derivatives	351,175	50,601	14,162	415,938	371,908	44,030	285,096	40,426
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	871	345	–	1,216	1,216	–	2,245	–
Credit default swap contracts – protection purchased	1,721	6,569	20	8,310	7,910	400	10,284	–
Centrally cleared credit default swap contracts – protection purchased	–	7,334	3,015	10,349	10,349	–	1,385	–
Credit default swap contracts – protection sold	348	4,526	244	5,118	5,118	–	5,506	–
Centrally cleared credit default swap contracts – protection sold	–	7,334	1,426	8,760	8,760	–	1,093	–
Total credit derivatives	2,940	26,108	4,705	33,753	33,353	400	20,513	–
Equity derivatives
Over-the-counter	37,193	2,953	116	40,262	39,341	921	33,745	714
Exchange-traded	13,338	2,954	40	16,332	16,332	–	8,317	–
Total equity derivatives	50,531	5,907	156	56,594	55,673	921	42,062	714
Precious metal derivatives
Over-the-counter	831	6	–	837	837	–	1,258	–
Exchange-traded	2,664	86	–	2,750	2,750	–	651	–
Total precious metal derivatives	3,495	92	–	3,587	3,587	–	1,909	–
Other commodity derivatives
Over-the-counter	9,447	9,900	264	19,611	19,611	–	19,871	–
Centrally cleared commodity derivatives	24	18	–	42	42	–	–	–
Exchange-traded	14,582	7,176	74	21,832	21,832	–	17,104	–
Total other commodity derivatives	24,053	17,094	338	41,485	41,485	–	36,975	–
Total notional amount of which:	$965,346	$716,470	$203,787	$1,885,603	$1,599,596	$286,007	$1,687,310	$272,599
Over-the-counter (1)	865,897	695,488	203,673	1,765,058	1,480,135	284,923	1,572,135	271,431
Exchange-traded	99,449	20,982	114	120,545	119,461	1,084	115,175	1,168

(1)	For OTC derivatives that are not centrally cleared, $816 billion (2013: $866 billion) are with counterparties that have two-way collateral posting arrangements, $20 billion (2013: $26 billion) are with counterparties that have one-way collateral posting arrangements, and $126 billion (2013: $139 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

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Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximize trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We will, going forward, clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC 2014 ANNUAL REPORT	131

Consolidated financial statements

$ millions, as at October 31					2014					2013
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$82	$–	$82	$48	$4	$66	$–	$66	$37	$2
Swap contracts	9,850	900	10,750	3,291	637	12,356	1,175	13,531	4,125	1,174
Purchased options	153	4	157	22	10	166	1	167	29	17
	10,085	904	10,989	3,361	651	12,588	1,176	13,764	4,191	1,193
Exchange-traded	5	–	5	92	2	–	–	–	123	2
	10,090	904	10,994	3,453	653	12,588	1,176	13,764	4,314	1,195
Foreign exchange derivatives
Over-the-counter
Forward contracts	2,045	103	2,148	2,040	528	1,116	61	1,177	1,424	398
Swap contracts	3,833	1,519	5,352	2,730	497	2,764	756	3,520	3,397	1,059
Purchased options	322	–	322	295	108	115	–	115	144	42
	6,200	1,622	7,822	5,065	1,133	3,995	817	4,812	4,965	1,499
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	203	–	203	1,346	46	261	33	294	131	101
– protection sold	194	–	194	876	18	–	–	–	–	–
	397	–	397	2,222	64	261	33	294	131	101
Equity derivatives
Over-the-counter	367	32	399	1,343	141	283	60	343	901	94
Exchange-traded	320	–	320	558	16	129	–	129	269	5
	687	32	719	1,901	157	412	60	472	1,170	99
Precious metal derivatives
Over-the-counter	16	–	16	6	2	28	–	28	13	4
Exchange-traded	80	–	80	12	1	–	–	–	30	1
	96	–	96	18	3	28	–	28	43	5
Other commodity derivatives
Over-the-counter	438	–	438	1,236	438	460	–	460	1,430	596
Exchange-traded	214	–	214	1,826	44	117	–	117	1,464	29
	652	–	652	3,062	482	577	–	577	2,894	625
Non-trade exposure related to central counterparties					281					293
CET 1 CVA charge					1,392					n/a
Total derivatives before netting	18,122	2,558	20,680	15,721	4,165	17,861	2,086	19,947	13,517	3,817
Less: effect of netting			(14,549)					(14,551)
Total derivatives			$6,131	$15,721	$4,165			$5,396	$13,517	$3,817
(1)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $2,721 million (2013: $2,792 million). The collateral comprises cash of $1,919 million (2013: $2,151 million) and government securities of $802 million (2013: $641 million).

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $18 million (2013: $49 million; 2012: $95 million) against our receivables from financial guarantors. Separately, we recorded a loss of $9 million (2013: gain of $6 million; 2012: gain of less than $1 million) on terminations of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $30 million (2013: $91 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, excluding the impact of the adoption of FVA, we recorded a loss of $1 million (2013: gain of $24 million; 2012: gain of $11 million) on our positions with non-financial guarantors derivative counterparties.

132	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2014	2013	2012
Fair value hedges (1)
Gains (losses) on hedging instruments	$(174)	$(377)	$4
Gains (losses) on hedged items attributable to hedged risks	149	354	(3)
	$(25)	$(23)	$1
Cash flow hedges (2)(3)	$1	$–	$–

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2014, 2013 and 2012.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31	2014			2013
	Derivatives notional amount	Carrying value		Derivatives notional amount		Carrying value
		Positive	Negative			Positive	Negative
Fair value hedges	$119,810	$1,417	$606	$124,508	(1)	$1,313	$372
Cash flow hedges	6,348	182	35	8,986	(1)	139	15
NIFO hedges	3,538	–	455	3,790		–	197
	$129,696	$1,599	$1,096	$137,284		$1,452	$584

(1)	Information has been reclassified to conform to the presentation in the current year.

In addition, foreign currency denominated deposit liabilities of $34 million (2013: $53 million) and $1.6 billion (2013: $2.4 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 to 3 years	3 to 8 years	Over 8 years
2014	Cash inflows	$–	$–	$–	$–
	Cash outflows	(395)	(561)	(79)	–
	Net cash flows	$(395)	$(561)	$(79)	$–
2013	Net cash flows (1)	$(310)	$(495)	$(95)	$–

(1)	Restated.

Cash flows designated in cash flow hedges of $144 million, $114 million and $68 million are expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively (2013: $120 million, $94 million and $81 million, respectively).

CIBC 2014 ANNUAL REPORT	133

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our net investment in foreign operations). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31										2014			2013
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)	Par value	Carrying value (2)
9.65		October 31, 2014		November 1, 1999						$ –	$–	$250	$271
Fixed	(3)	September 23, 2018						TT$195 million		35	35	32	32
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(5)				1,100	1,100	1,100	1,100
3.15	(6)	November 2, 2020			November 2, 2015					1,500	1,500	1,500	1,500
6.00	(7)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600
3.00	(8)	October 28, 2024			October 28, 2019					1,000	1,000	–	–
8.70		May 25, 2029	(9)							25	42	25	41
11.60		January 7, 2031		January 7, 1996						200	200	200	200
10.80		May 15, 2031		May 15, 2021						150	150	150	150
8.70		May 25, 2032	(9)							25	44	25	42
8.70		May 25, 2033	(9)							25	44	25	42
8.70		May 25, 2035	(9)							25	46	25	43
Floating	(10)	July 31, 2084			July 27, 1990		US$	149 million	(11)	168	168	165	165
Floating (12)		August 31, 2085			August 20, 1991			US$36 million	(13)	40	40	46	46
										4,893	4,969	4,143	4,232
Subordinated debt sold short (held) for trading purposes										9	9	(4)	(4)
										$ 4,902	$4,978	$4,139	$4,228

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean International Bank Limited, and guaranteed on a subordinated basis by FirstCaribbean International Bank Limited. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.90% above the three-month Canadian dollar bankers’ acceptance rate.
(5)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.27% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate. Debentures are also subject to a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
(9)	Not redeemable prior to maturity date.
(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(11)	US$10 million (2013: US$10 million) of this issue was repurchased and cancelled during the year.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(13)	US$8 million (2013: US$8 million) of this issue was repurchased and cancelled during the year.

134	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value. Effective April 26, 2012, the Board and CIBC common shareholders approved removing the cap on the maximum aggregate consideration for which CIBC’s common shares may be issued. Accordingly, CIBC’s authorized capital now consists of an unlimited number of common shares, without nominal or par value. Previously, CIBC was authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time did not exceed $15 billion.

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares were purchased under this bid during the year.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2014		2013		2012		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
NCIB announced August 30, 2012 (1)	–	$–	5,808,331	$475	2,025,000	$157	7,833,331	$632
NCIB announced August 29, 2013 (2)	3,369,000	315	923,900	77	–	–	4,292,900	392
	3,369,000	$315	6,732,231	$552	2,025,000	$157	12,126,231	$1,024

(1)	Common shares were repurchased at an average price of $80.62 under this NCIB.
(2)	Common shares were repurchased at an average price of $91.31 under this NCIB.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2014				2013				2012
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares (1)	397,021,477	$7,782	$1,567	$3.94	399,249,736	$7,753	$1,523	$3.80	404,484,938	$7,769	$1,470	$3.64
Class A Preferred Shares
Series 18 (2)	–	$–	$–	$–	–	$–	$–	$–	–	$–	$16	$1.37
Series 26 (3)	–	–	14	1.44	10,000,000	250	14	1.44	10,000,000	250	14	1.44
Series 27	12,000,000	300	17	1.40	12,000,000	300	17	1.40	12,000,000	300	17	1.40
Series 29	13,232,342	331	18	1.35	13,232,342	331	18	1.35	13,232,342	331	18	1.35
Series 31 (4)	–	–	–	–	–	–	–	–	–	–	6	0.29
Series 32 (5)	–	–	–	–	–	–	–	–	–	–	7	0.56
Series 33 (6)	–	–	12	1.00	12,000,000	300	16	1.34	12,000,000	300	16	1.34
Series 35 (7)	–	–	10	0.81	13,000,000	325	21	1.63	13,000,000	325	21	1.63
Series 37 (8)	–	–	10	1.22	8,000,000	200	13	1.63	8,000,000	200	13	1.63
Series 39 (9)	16,000,000	400	6	0.38	–	–	–	–	–	–	–	–
		$1,031	$87			$1,706	$99			$1,706	$128

(1)	Includes treasury shares.
(2)	We redeemed all of our 12 million Non-cumulative Class A Series 18 Preferred Shares with a par value and redemption price of $25.00 each for cash on October 29, 2012.
(3)	We redeemed all of our 10 million Non-cumulative Class A Series 26 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on October 31, 2014.
(4)	We redeemed all of our 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on January 31, 2012.
(5)	We redeemed all of our 12 million Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each at a redemption price of $26.00 per share for cash on April 30, 2012.
(6)	We redeemed all of our 12 million Non-cumulative Rate Reset Class A Series 33 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(7)	We redeemed all of our 13 million Non-cumulative Rate Reset Class A Series 35 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2014.
(8)	We redeemed all of our 8 million Non-cumulative Rate Reset Class A Series 37 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(9)	We issued 16 million Non-cumulative Rate Reset Class A Series 39 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $400 million.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 27, 29 and 39 are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Class A Preferred Shares Series 27 and 29 provide CIBC with the right to convert the shares to common shares. We have irrevocably renounced by way of a deed poll, our right to convert these shares into common shares except in circumstances that would be a “Trigger Event” as described in the capital adequacy guidelines. We have provided an undertaking to OSFI that we will immediately exercise our right to convert these shares into common shares upon the occurrence of a Trigger Event. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.

On June 11, 2014, we issued 16 million Non-cumulative Rate Reset Class A Preferred Shares Series 39 (Series 39 shares) with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

CIBC 2014 ANNUAL REPORT	135

Consolidated financial statements

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39 and Series 40 shares are also subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of the Trigger Event as noted above. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

Terms of Class A Preferred Shares

(Outstanding as at October 31, 2014)	Quarterly dividends per share (1)	Specified redemption date	Cash redemption price per share
Series 27 (2)	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00
Series 29 (2)	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00
Series 39 (2)	$0.243750	July 31, 2019	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.
(2)	These preferred shares are recorded as equity on our consolidated financial statements.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2014		2013			2012
	Number of shares	Amount	Number of shares	Amount		Number of shares	Amount
Balance at beginning of year	399,249,736	$7,753	404,484,938	$7,769		400,534,211	$7,376
Issuance pursuant to:
Stock option plans	1,156,530	96	783,495	57		1,053,323	68
Shareholder investment plan (1)	–	–	7,672	1		3,676,846	271
Employee share purchase plan (2)	–	–	696,219	56		1,222,351	91
	400,406,266	$7,849	405,972,324	$7,883		406,486,731	$7,806
Purchase of common shares for cancellation	(3,369,000)	(65)	(6,732,231)	(130)		(2,025,000)	(39)
Treasury shares	(15,789)	(2)	9,643	–	(3)	23,207	2
Balance at end of year	397,021,477	$7,782	399,249,736	$7,753		404,484,938	$7,769

(1)	Commencing with dividends paid on July 27, 2012, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan do not receive a discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 2% discount commencing with the dividends paid on April 28, 2011 and prior to that, effective July 2009, they were issued at a 3% discount. Commencing with the January 28, 2013 dividend payment, shares distributed under the Shareholder Investment Plan were acquired in the open market.
(2)	Commencing June 14, 2013, employee contributions to our Canadian ESPP were acquired in the open market. Previously these shares were issued from Treasury.
(3)	Due to rounding.

Common shares reserved for issue

As at October 31, 2014, 7,698,321 common shares (2013: 8,854,851) were reserved for future issue pursuant to stock option plans. As at October 31, 2014, 745,058,318 common shares (2013: 448,808,318) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

136	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Capital

Objectives, policy, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy established by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The Capital Plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the Capital Plan is adjusted as appropriate. There were no significant changes made in the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

OSFI mandated all institutions to have established a target Common Equity Tier 1 (CET1) ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. Commencing January 1, 2016, domestic systemically important banks (which includes CIBC) will be subject to a 1% CET1 surcharge.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, assets related to defined benefit pension plans as reported on our consolidated balance sheet, and certain investments. Additional Tier 1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and assets-to-capital multiple (ACM) are as follows:

$ millions, as at October 31	2014	2013
Transitional basis
CET1 capital	$17,496	$16,698
Tier 1 capital	18,720	17,830
Total capital	23,281	21,601
RWA	155,148	151,338
CET1 ratio	11.3%	11.0%
Tier 1 capital ratio	12.1%	11.8%
Total capital ratio	15.0%	14.3%
ACM	17.7	x	18.0	x
All-in basis
CET1 capital	$14,607	$12,793
Tier 1 capital	17,300	15,888
Total capital	21,989	19,961
CET1 capital RWA (1)	141,250	136,747
Tier 1 capital RWA (1)	141,446	136,747
Total capital RWA (1)	141,739	136,747
CET1 ratio (1)	10.3%	9.4%
Tier 1 capital ratio (1)	12.2%	11.6%
Total capital ratio (1)	15.5%	14.6%

(1)	Commencing 2014, there are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

During the years ended October 31, 2014, and 2013, we have complied with OSFI’s regulatory capital requirements.

CIBC 2014 ANNUAL REPORT	137

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

According to previous OSFI guidelines, innovative capital instruments could comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2014, we held $1 million in short trading positions (2013: $1 million) of Tier 1 Notes – Series A.

$ millions, as at October 31						2014	2013
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

138	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below. We have applied structural assumptions for credit cards and demand and notice deposits.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest rate sensitive	Total
2014	Assets
	Cash and deposits with banks	$–	$10,833	$20	$–	$–	$2,694	$13,547
	Trading securities	–	1,901	1,742	5,330	5,003	33,085	47,061
	AFS securities	–	4,212	1,387	2,919	3,080	630	12,228
	FVO securities	–	–	–	97	156	–	253
	Securities borrowed or purchased under resale agreements	–	33,841	2,955	–	–	–	36,796
	Loans	108,725	34,376	45,734	65,713	2,169	2,311	259,028
	Other	–	24,435	–	–	–	21,555	45,990
	Structural assumptions	(8,364)	1,040	3,743	5,875	–	(2,294)	–
	Total assets	$100,361	$110,638	$55,581	$79,934	$10,408	$57,981	$414,903
	Liabilities and equity
	Deposits	$108,186	$84,180	$35,578	$48,475	$7,237	$41,737	$325,393
	Obligations related to securities sold short	–	719	329	6,039	2,957	2,955	12,999
	Obligations related to securities lent or sold under repurchase agreements	–	10,765	–	–	–	–	10,765
	Subordinated indebtedness	–	167	1,141	3,144	526	–	4,978
	Other	–	24,081	–	–	–	17,904	41,985
	Equity	–	513	–	400	118	17,752	18,783
	Structural assumptions	(22,053)	6,582	23,748	27,183	–	(35,460)	–
	Total liabilities and shareholders’ equity	$86,133	$127,007	$60,796	$85,241	$10,838	$44,888	$414,903
	On-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap	–	(15,168)	5,189	10,363	(384)	–	–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–
	Total cumulative gap	$14,228	$(17,309)	$(17,335)	$(12,279)	$(13,093)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$21,446	$(38,727)	$(1,034)	$4,782	$(1,011)	$14,544	$–
	Foreign currencies	(7,218)	22,358	(4,181)	(10,089)	581	(1,451)	–
	Total on-balance sheet gap	$14,228	$(16,369)	$(5,215)	$(5,307)	$(430)	$13,093	$–
	Off-balance sheet gap
	Canadian currency	$–	$(1,381)	$1,479	$(130)	$32	$–	$–
	Foreign currencies	–	(13,787)	3,710	10,493	(416)	–	–
	Total off-balance sheet gap	$–	$(15,168)	$5,189	$10,363	$(384)	$–	$–
	Total gap	$14,228	$(31,537)	$(26)	$5,056	$(814)	$13,093	$–
2013	Gap by currency
	On-balance sheet gap
	Canadian currency	$24,907	$(41,252)	$(8,910)	$13,647	$(1,205)	$12,813	$–
	Foreign currencies	(5,113)	15,390	1,387	(11,004)	709	(1,369)	–
	Total on-balance sheet gap	$19,794	$(25,862)	$(7,523)	$2,643	$(496)	$11,444	$–
	Off-balance sheet gap
	Canadian currency	$–	$1,791	$5,829	$(8,676)	$1,056	$–	$–
	Foreign currencies	–	(13,650)	93	13,376	181	–	–
	Total off-balance sheet gap	$–	$(11,859)	$5,922	$4,700	$1,237	$–	$–
	Total gap	$19,794	$(37,721)	$(1,601)	$7,343	$741	$11,444	$–

CIBC 2014 ANNUAL REPORT	139

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, awards are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant.

Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms.

During the year, 2,663,480 RSAs were granted at a weighted average price of $91.01 (2013: 2,015,981 granted at a weighted average price of $79.40; 2012: 2,405,394 granted at a weighted average price of $70.30) and the number of RSAs outstanding as at October 31, 2014 was 5,600,802 (2013: 5,366,964; 2012: 6,416,304). Compensation expense in respect of RSAs, before the impact of hedging, totalled $279 million in 2014 (2013: $239 million; 2012: $230 million). As at October 31, 2014, liabilities in respect of cash-settled RSAs were $533 million (2013: $458 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain executives on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks.

During the year, 866,807 PSUs were granted at a weighted average price of $91.11 (2013: 800,298 granted at a weighted average price of $79.35; 2012: 1,016,498 granted at a weighted average price of $70.07) and the number of PSUs outstanding as at October 31, 2014 was 2,618,678 (2013: 2,502,631; 2012: 1,812,605). Compensation expense in respect of PSUs, before the impact of hedging, totalled $148 million in 2014 (2013: $127 million; 2012: $70 million). As at October 31, 2014, liabilities in respect of PSUs were $294 million (2013: $237 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which will vest in December 2015. The number of BVUs outstanding as at October 31, 2014 was 508,146 (2013: 794,808; 2012: 799,719).

Grant date fair value of each BVU is calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $5 million in 2014 (2013: $8 million; 2012: $16 million). As at October 31, 2014, liabilities in respect of BVUs were $21 million (2013: $30 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either DSUs or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares or DSUs. For purposes of this plan, cash-eligible remuneration includes meeting attendance fees, non-resident attendance fees, committee chair and member retainers and the cash eligible component of the director retainer and the Chair of the Board retainer.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $5 million in 2014 (2013: $4 million; 2012: $3 million). As at October 31, 2014, liabilities in respect of DSUs were $19 million (2013: $15 million).

Stock option plans

We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans. As at October 31, 2014, 7,698,321 (2013: 8,854,851) common shares were reserved for future issue under these plans. Stock options in respect of 3,945,032 (2013: 4,308,244) common shares have been granted but not yet exercised, while 3,753,289 (2013: 4,546,607) common shares remain available for future grants under these plans.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.

Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. All remaining options under this plan were exercised during 2012. In January 2003, the Board determined that no further stock options would be granted under the DSOP.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted average grant date fair value of options granted during 2014 was $9.57 (2013: $6.84; 2012: $8.08).

140	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

The following weighted average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2014	2013	2012
Weighted average assumptions
Risk-free interest rate	2.53%	1.88%	1.82%
Expected dividend yield	5.06%	5.76%	6.12%
Expected share price volatility	20.61%	20.94%	26.09%
Expected life	6 years	6 years	6 years
Share price/exercise price	$90.56	$80.10	$71.73

Compensation expense in respect of stock options totalled $7 million in 2014 (2013: $5 million; 2012: $7 million).

Stock option plans

As at or for the year ended October 31		2014		2013		2012
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding at beginning of year	4,308,244	$74.35	4,348,787	$70.95	4,746,548	$66.34
Granted	796,625	90.56	840,354	80.10	738,426	71.73
Exercised (1)	(1,156,530)	70.68	(783,495)	61.19	(1,053,323)	50.76
Forfeited	–	–	(75,239)	75.37	(58,929)	70.49
Cancelled/expired	(3,307)	80.20	(22,163)	86.27	(23,935)	70.78
Outstanding at end of year	3,945,032	$78.70	4,308,244	$74.35	4,348,787	$70.95
Exercisable at end of year	1,383,033	$74.87	2,123,591	$72.94	2,521,979	$71.78
Available for grant	3,753,289		4,546,607		5,289,559

(1)	The weighted average share price at the date of exercise was $96.63 (2013: $81.80; 2012: $74.26).

Stock options outstanding and vested

As at October 31, 2014	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted average contractual life remaining	Weighted average exercise price	Number outstanding	Weighted average exercise price
$49.01 – $65.00	232,617	4.08	$49.75	232,617	$49.75
$65.01 – $75.00	1,089,496	5.91	71.28	371,370	71.05
$75.01 – $85.00	1,583,103	6.18	79.37	535,855	78.68
$85.01 – $95.00	790,753	9.06	90.52	–	–
$95.01 – $105.00	249,063	2.31	96.34	243,191	96.35
	3,945,032	6.31	$78.70	1,383,033	$74.87

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Effective June 2013, all contributions are paid into a trust and used by the plan trustee to purchase common shares in the open market. Prior to June 2013, for our Canadian plan, shares purchased by the trustee using employee contributions were issued from Treasury. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $34 million in 2014 (2013: $33 million; 2012: $32 million).

Special incentive program

Special Incentive Program (SIP) award units were granted only once in 2000.

Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.

SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA and PSU plans.

During the year, we recorded gains of $132 million (2013: $93 million; 2012: $37 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2014, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $15 million (2013: $13 million).

CIBC 2014 ANNUAL REPORT	141

Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K. and Caribbean pension plans. CIBC’s Canadian pension plans represent more than 90% of our consolidated net defined benefit pension liabilities and net defined benefit pension expense. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 60,000 active, deferred and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. Effective January 1, 2012, there is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation and net other post-employment defined benefit expense.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2014 or 2013.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC) of the Board. For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

Use of derivative financial instruments is limited to generating the synthetic return of debt or equity instruments or to provide currency hedging for foreign equity holdings.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the Pension and Benefits Investment Committee (PBIC), which is a committee that is composed of CIBC management. The PBIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension and Benefits Funding and Expensing Committee (PBFEC). The PBFEC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

142	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2014	2013 (1)	2014	2013 (1)
Defined benefit obligation
Balance at beginning of year	$6,001	$5,846	$656	$655
Current service cost	194	192	11	12
Past service cost	–	(2)	–	7
Employee contributions	6	6	–	–
Interest cost on defined benefit obligation	286	266	30	28
Benefits paid	(256)	(257)	(25)	(26)
Foreign exchange rate changes	40	18	4	1
Net actuarial (gains) losses on defined benefit obligation	464	(68)	46	(21)
Balance at end of year	$6,735	$6,001	$722	$656
Plan assets
Fair value at beginning of year	$6,322	$5,548	$–	$–
Interest income on plan assets (2)	305	266	–	–
Net actuarial gains (losses) on plan assets (2)	303	298	–	–
Employer contributions	81	452	25	26
Employee contributions	6	6	–	–
Benefits paid	(256)	(257)	(25)	(26)
Plan administration costs	(6)	(7)	–	–
Foreign exchange rate changes	42	17	–	–
Net transfer out	(1)	(1)	–	–
Fair value at end of year	$6,796	$6,322	$–	$–
Net defined benefit asset (liability)	61	321	(722)	(656)
Valuation allowance (3)	(18)	(17)	–	–
Net defined benefit asset (liability), net of valuation allowance	$43	$304	$(722)	$(656)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	The actual return on plan assets for the year ended October 31, 2014 was $608 million (2013: $564 million).
(3)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013 (1)	2014	2013 (1)
Other assets	$120	$371	$–	$–
Other liabilities (2)	(77)	(67)	(722)	(656)
	$43	$304	$(722)	$(656)

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes $19 million (2013: $17 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013	2014	2013
Defined benefit obligation
Canada	$6,138	$5,477	$668	$609
U.S., U.K., and the Caribbean	597	524	54	47
Defined benefit obligation at the end of year	$6,735	$6,001	$722	$656
Plan assets
Canada	$6,155	$5,760	$–	$–
U.S., U.K., and the Caribbean	641	562	–	–
Plan assets at the end of year	$6,796	$6,322	$–	$–

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)	2014	2013 (1)	2012 (1)
Current service cost	$194	$192	$169	$11	$12	$9
Past service cost	–	(2)	–	–	7	1
Interest cost on defined benefit obligation	286	266	270	30	28	30
Interest income on plan assets	(305)	(266)	(278)	–	–	–
Interest expense on effect of asset ceiling	1	–	–	–	–	–
Plan administration costs	6	7	6	–	–	–
Net defined benefit plan expense recognized in net income	$182	$197	$167	$41	$47	$40

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	143

Consolidated financial statements

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2014	2013	2012	2014	2013	2012
Actuarial (losses) gains on defined benefit obligation arising from:
Demographic assumptions	$(37)	$(100)	$(7)	$(4)	$–	$(1)
Financial assumptions	(470)	165	(632)	(46)	19	(55)
Experience assumptions	43	3	(25)	4	2	(15)
Net actuarial gains on plan assets	303	298	136	–	–	–
Changes in asset ceiling excluding interest income	–	–	1	–	–	–
Net remeasurement (losses) gains recognized in OCI (1)	$(161)	$366	$(527)	$(46)	$21	$(71)

(1)	Excludes net remeasurement gains recognized in OCI in respect of immaterial subsidiaries not included in the disclosures and investments in equity-accounted associates totalling $10 million (2013: $6 million of net losses; 2012: $16 million of net losses).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent more than 90% of our consolidated net defined benefit liabilities and net defined benefit pension expense, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2014	2013	2014	2013
Active members	$3,404	$2,978	$163	$137
Deferred members	385	332	n/a	n/a
Retired members	2,349	2,167	505	472
	$6,138	$5,477	$668	$609

The weighted average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2014	2013	2014	2013
Weighted average duration, in years	16.4	15.6	14.0	13.9

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

As at October 31		2014		2013 (1)
Asset category (2)

Canadian equity securities (3)	$880	14%	$1,087	19%

Debt securities (4)
Government bonds	1,548	25	1,358	24
Corporate bonds	629	10	475	8
Inflation adjusted bonds	248	4	230	4
	2,425	39	2,063	36
Investment funds (5)
Canadian equity funds	43	1	38	–
U.S. equity funds	651	11	629	11
International equity funds (6)	327	5	606	10
Global equity funds (6)	670	11	621	11
Emerging markets equity funds	286	4	269	5
Fixed income funds	95	2	90	2
	2,072	34	2,253	39
Other (5)
Hedge funds	410	7	–	–
Infrastructure	176	3	165	3
Cash and cash equivalents	61	1	67	1
Other	131	2	125	2
	778	13	357	6
	$6,155	100%	$5,760	100%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Asset categories are based upon risk classification including synthetic exposure through derivatives.
(3)	Pension benefit plan assets include CIBC issued securities and deposits of $30 million (2013: $38 million), representing 0.5% of Canadian plan assets (2013: 0.7%). All of the equity securities held as at October 31, 2014 and 2013 have daily quoted prices in active markets.
(4)	All debt securities held as at October 31, 2014 and 2013 are investment grade, of which $173 million (2013: $191 million) have daily quoted prices in active markets.
(5)	$33 million (2013: $28 million) of the investment funds and other assets held as at October 31, 2014 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).
(6)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

144	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Principal actuarial assumptions

The weighted average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2014	2013	2014	2013
Discount rate	4.3%	4.8%	4.2%	4.7%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2014	2013
Longevity at age 65 for current retired members
Males	25.7	25.4
Females	25.6	25.3
Longevity at age 65 for current members aged 45
Males	26.7	26.2
Females	26.6	26.0

The assumed health-care cost trend rates of the Canadian other-post employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2014	2013
Health-care cost trend rates assumed for next year	6.2%	6.3%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31, 2014	2014	2014
Discount rate (100 basis point change)
Decrease in assumption	$1,076	$105
Increase in assumption	(840)	(85)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(226)	(1)
Increase in assumption	254	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(40)
Increase in assumption	n/a	42
Future mortality
1 year shorter life expectancy	(125)	(19)
1 year longer life expectancy	122	19

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2013. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2014.

The minimum contributions for 2015 are anticipated to be $4 million for the Canadian defined benefit pension plans and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2015	2016	2017	2018	2019	2020-2024	Total
Defined benefit pension plans	$244	$248	$254	$260	$266	$1,448	$2,720
Other post-employment plans	29	30	32	33	35	203	362
	$273	$278	$286	$293	$301	$1,651	$3,082

CIBC 2014 ANNUAL REPORT	145

Consolidated financial statements

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2014	2013	2012
Defined contribution pension plans	$16	$11	$11
Government pension plans (1)	90	84	79
	$106	$95	$90

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(27)	$(96)	$(92)
Current income tax expense	669	673	629
	642	577	537
Provision for deferred income taxes
Adjustments for prior years	15	82	88
Effect of changes in tax rates and laws	2	(2)	(8)
Origination and reversal of temporary differences	40	(31)	72
	57	49	152
	699	626	689
Other comprehensive income	(52)	81	(177)
Total comprehensive income	$647	$707	$512

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Components of income tax

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Current income taxes
Federal	$340	$309	$290
Provincial	236	212	196
Foreign	42	29	29
	618	550	515
Deferred income taxes
Federal	(23)	83	17
Provincial	(16)	54	12
Foreign	68	20	(32)
	29	157	(3)
	$647	$707	$512

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2014		2013 (1)		2012 (1)
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,033	26.4%	$1,046	26.3%	$1,058	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	15	0.4	(100)	(2.5)	(116)	(2.9)
Tax-exempt income	(310)	(7.9)	(263)	(6.6)	(206)	(5.2)
Changes in income tax rate on deferred tax balances	2	0.1	(2)	(0.1)	(8)	(0.2)
Impact of equity-accounted income	(34)	(0.9)	(28)	(0.7)	(33)	(0.8)
Other	(7)	(0.2)	(27)	(0.6)	(6)	(0.1)
Income taxes in the consolidated statement of income	$699	17.9%	$626	15.8%	$689	17.3%

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

146	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Deferred income tax assets

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets
$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2014	Balance at beginning of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
	Recognized in net income	(3)	–	63	(3)	(13)	(14)	2	2	34
	Recognized in OCI	–	–	54	–	2	–	–	–	56
	Other (2)	–	–	–	–	–	–	–	2	2
	Balance at end of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
2013 (3)	Balance at beginning of year	$189	$62	$450	$46	$5	$96	$106	$–	$954
	Recognized in net income	13	7	(37)	(21)	16	(11)	(3)	2	(34)
	Recognized in OCI	–	–	(101)	–	–	–	–	–	(101)
	Other (2)	1	3	1	1	–	2	1	(1)	8
	Balance at end of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
2012 (3)	Balance at beginning of year	$338	$69	$334	$50	$31	$83	$104	$–	$1,009
	Recognized in net income	(149)	(7)	(44)	(4)	(26)	13	2	–	(215)
	Recognized in OCI	–	–	160	–	–	–	–	–	160
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$189	$62	$450	$46	$5	$96	$106	$–	$954

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2014	Balance at beginning of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
	Recognized in net income	(28)	(6)	(1)	(2)	(44)	13	–	(23)	(91)
	Recognized in OCI	–	–	–	–	(26)	–	(1)	–	(27)
	Other (2)	–	–	–	–	–	–	–	10	10
	Balance at end of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
2013 (3)	Balance at beginning of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)
	Recognized in net income	(21)	16	–	(4)	(7)	5	–	(4)	(15)
	Recognized in OCI	–	–	–	–	(14)	–	7	–	(7)
	Other (2)	–	–	–	–	(1)	(2)	–	(3)	(6)
	Balance at end of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
2012 (3)	Balance at beginning of year	$(57)	$(52)	$(17)	$(60)	$(54)	$(78)	$(34)	$(11)	$(363)
	Recognized in net income	2	(2)	9	(6)	36	15	–	9	63
	Recognized in OCI	–	–	–	–	–	–	1	(7)	(6)
	Other (2)	–	–	–	–	–	–	–	–	–
	Balance at end of year	$(55)	$(54)	$(8)	$(66)	$(18)	$(63)	$(33)	$(9)	$(306)

Net deferred tax assets as at October 31, 2014										$477
Net deferred tax assets as at October 31, 2013										$493
Net deferred tax assets as at October 31, 2012										$648

(1)	The tax loss carryforwards include $40 million (2013: $57 million; 2012: $63 million) that relate to operating losses (of which $27 million relate to the U.S., $3 million relate to Canada and $10 million relate to other jurisdictions) that expire in various years commencing in 2015, and $33 million (2013: $30 million; 2012: $33 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.
(3)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $477 million (2013: $493 million) are presented in the consolidated balance sheet as deferred tax assets of $506 million (2013: $526 million) and deferred tax liabilities of $29 million (2013: $33 million).

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $892 million as at October 31, 2014 (2013: $805 million) of which $104 million (2013: $78 million) has no expiry date, and of which $788 million (2013: $727 million) expire within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $207 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $866 million and non-deductible interest of approximately $124 million.

CIBC 2014 ANNUAL REPORT	147

Consolidated financial statements

Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2014	2013 (1)	2012 (1)
Basic EPS
Net income attributable to equity shareholders	$3,218	$3,352	$3,294
Less: Preferred share dividends and premiums	87	99	158
Net income attributable to common shareholders	3,131	3,253	3,136
Weighted average common shares outstanding (thousands)	397,620	400,880	403,685
Basic EPS	$7.87	$8.11	$7.77
Diluted EPS
Net income attributable to diluted common shareholders	$3,131	$3,253	$3,136
Weighted average common shares outstanding (thousands)	397,620	400,880	403,685
Add: Stock options potentially exercisable (2) (thousands)	800	381	460
Weighted average diluted common shares outstanding (thousands)	398,420	401,261	404,145
Diluted EPS	$7.86	$8.11	$7.76

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes average options outstanding of 288,542 with a weighted average exercise price of $96.36; average options outstanding of 360,749 with a weighted average exercise price of $94.71; average options outstanding of 1,513,903 with a weighted average exercise price of $82.39 for the years ended October 31, 2014, 2013, and 2012, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

		Contract amounts
$ millions, as at October 31	2014	2013 (1)
Securities lending (2)	$26,118	$24,157
Unutilized credit commitments (3)	159,629	156,456
Backstop liquidity facilities	4,880	3,754
Standby and performance letters of credit	9,247	9,026
Documentary and commercial letters of credit	309	172
Other	276	387
	$200,459	$193,952

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Excludes securities lending of $903 million (2013: $2.1 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Includes $91.1 billion (2013: $94.7 billion) of personal, home equity and credit card lines which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $70.3 billion (2013: $56.3 billion) of which $7.6 billion (2013: $9.2 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $61.4 billion (2013: $44.6 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for sponsored ABCP programs, Safe Trust and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

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Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments (1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2014	Payments	Receipts (2)
2015	$405	$91
2016	383	94
2017	355	95
2018	314	96
2019	262	97
2020 and thereafter	1,222	1,417

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $407 million (2013: $386 million; 2012: $389 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

Finance lease commitments (1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2014
2015	$52
2016	50
2017	48
2018	46
2019	45
2020 and thereafter	403
644
Less: Future interest charges	242
Present value of finance lease commitments	$402

(1)	Total interest expense related to finance lease arrangements was $28 million (2013: $28 million; 2012: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $153 million (2013: $145 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2014, the related underwriting commitments were $613 million (2013: $486 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2014 and 2013 are not significant.

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Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2014	2013
Sources of pledged assets and collateral (1)
Deposits with banks	$8	$11
Securities	19,004	14,103
NHA mortgage-backed securities (2)	23,278	34,143
Mortgages	12,615	11,365
Credit cards (3)	3,266	4,599
Other assets	3,756	2,727
	$61,927	$66,948
Uses of pledged assets and collateral
Securities lent	$14,966	$11,793
Obligations related to securities lent or sold under repurchase agreements	2,033	1,159
Secured borrowings	38,783	49,802
Derivative transactions (4)	4,979	3,262
Foreign governments and central banks (5)	249	246
Clearing systems, payment systems, depositories, and other (5)	917	686
	$61,927	$66,948

(1)	Does not include over-collateralization of assets pledged.
(2)	Includes certain cash in transit balances related to the securitization process.
(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $3.3 billion with a fair value of $3.3 billion (2013: $4.6 billion with a fair value of $4.7 billion).
(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.
The following table presents the uses of third-party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2014	2013
Collateral received and available for sale or re-pledging	$65,199	$53,644
Less: not sold or re-pledged	31,297	21,108
	$33,902	$32,536
Uses of pledged assets and collateral
Securities lent	$11,152	$12,364
Obligations related to securities lent or sold under repurchase agreements	8,732	5,827
Obligations related to securities sold short	12,999	13,327
Derivative transactions (1)	1,019	1,018
	$33,902	$32,536

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral that is available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

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Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $110 million as at October 31, 2014. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2014, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada is scheduled to be heard in February 2015.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In February 2010, the motion judge awarded CIBC $525,000 for its costs in defending the certification motion. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Brown v. Canadian Imperial Bank of Commerce and CIBC World Markets Inc.

In 2008, this proposed class action was filed in the Ontario Superior Court of Justice against CIBC World Markets Inc. claiming $350 million for unpaid overtime on behalf of investment bankers, investment advisors, traders, analysts, and others and an additional $10 million in punitive damages. In 2009, the plaintiff amended the statement of claim adding CIBC as a co-defendant and adding a new plaintiff. The proposed amended class includes analysts and investment advisors in Ontario who were not paid overtime or treated as eligible for overtime. In April 2012, the Ontario Superior Court of Justice denied certification of the matter as a class action. The plaintiffs have filed an appeal to the Ontario Divisional Court, which was heard in February 2013. The court released its decision in April 2013 denying the plaintiffs’ appeal regarding the decision to deny certification of the matter as a class action. In May 2013, the plaintiffs filed a motion seeking leave to appeal to the Ontario Court of Appeal. In September 2013, the Ontario Court of Appeal granted the plaintiffs leave to appeal the decision denying class certification. In October 2014 the Ontario Court of Appeal upheld the lower court’s decision denying class certification.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act

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(CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification is scheduled for December 2014.

Sino-Forest class actions:

Smith v. Sino-Forest Corporation, et al.

Trustees of the Labourers’ Pension Fund of Central and Eastern Canada v. Sino-Forest Corporation, et al.

Northwest & Ethical Investments L.P. v. Sino-Forest Corporation, et al.

In 2011, three proposed class actions were filed in the Ontario Superior Court of Justice on behalf of purchasers of shares in Sino-Forest Corporation (Sino-Forest) against Sino-Forest, its directors and officers, its auditors and the underwriting syndicate for three public offerings from 2007 to 2009. CIBC World Markets Inc. was part of the underwriting syndicate for two of the offerings (underwriting 20% of a $200 million June 2007 offering and 5% of a $367 million December 2009 offering). The proposed class actions allege various misrepresentations on the part of Sino-Forest and the other defendants regarding Sino-Forest’s revenue and ownership of timberlands in China, including representations made in the prospectus for the public offerings. The company implemented its restructuring plan in January 2013 under the Companies’ Creditors Arrangement Act and as a result, the proposed class actions are no longer stayed. The motion for class certification in the Labourers’ action has been adjourned to January 2015.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014 CIBC filed a Notice of Appeal.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging Canadian Imperial Bank of Commerce breached the credit facility. This case continues to proceed.

In addition, in an asset purchase agreement between Oppenheimer and CIBC entered into in January 2008, Oppenheimer was required to pay CIBC World Markets Corp. a deferred purchase price of at least US$25 million in April 2013. Oppenheimer has not paid the deferred purchase price to CIBC World Markets Corp. and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC World Markets Corp. filed an arbitration claim against Oppenheimer for US$25 million plus statutory interest and attorneys’ fees. In October 2014 the arbitration claim relating to the US$25 million deferred purchase price was settled in principal under terms that provide for CIBC to recover the full amount of the deferred purchase price.

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The following table presents changes in the provision:

$ millions, for the year ended October 31	2014	2013
Balance at beginning of year	$37	$44
Additional new provisions recognized	9	3
Less:
Amounts incurred and charged against existing provisions	(5)	(10)
Unused amounts reversed	(2)	–
Balance at end of year	$39	$37

Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2014				2013
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)(4)	$330,101	$35,950	$32,754	$398,805	$321,498	$36,292	$25,628	$383,418
Off-balance sheet
Credit-related arrangements
Financial institutions	$31,256	$1,797	$3,376	$36,429	$30,291	$1,720	$1,346	$33,357
Governments	5,608	–	26	5,634	5,326	2	1	5,329
Retail	98,821	–	138	98,959	101,912	–	83	101,995
Other	44,702	9,870	4,865	59,437	41,807	8,022	3,442	53,271
	$180,387	$11,667	$8,405	$200,459	$179,336	$9,744	$4,872	$193,952
Derivative instruments (5)(6)
By counterparty type
Financial institutions (7)	$4,674	$3,551	$6,841	$15,066	$3,861	$3,063	$9,131	$16,055
Governments	3,591	–	20	3,611	2,619	–	5	2,624
Other	863	160	361	1,384	738	119	165	1,022
	9,128	3,711	7,222	20,061	7,218	3,182	9,301	19,701
Less: effect of netting	(6,883)	(2,968)	(4,698)	(14,549)	(5,240)	(2,442)	(6,623)	(14,305)
Total derivative instruments	$2,245	$743	$2,524	$5,512	$1,978	$740	$2,678	$5,396

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2)	Includes Canadian currency of $332.9 billion (2013: $323.8 billion) and foreign currencies of $65.9 billion (2013: $59.6 billion).
(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $268.2 billion (2013: $256.4 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(4)	Certain prior year information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(5)	Also included in the on-balance sheet major assets in the table.
(6)	Does not include exchange-traded derivatives of $619 million (2013: $246 million).
(7)	Includes positive fair value (net of CVA) of $30 million (2013: $91 million) on notional amounts of $2.7 billion (2013: $4.9 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1) and their affiliates(2). Related parties also include associated companies and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2014, loans(3) to directors and their affiliates totalled $148 million (2013: $33 million), letters of credit and guarantees(4) totalled $216 million (2013: nil), and the undrawn credit commitments(5) totalled $360 million (2013: $42 million).

As at October 31, 2014, loans to senior officers and their affiliates totalled $96 million (2013: $275 million), letters of credit and guarantees totalled $3 million (2013: $322 million), and the undrawn credit commitments totalled $540 million (2013: $513 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2014 and 2013.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board of Directors (referred to as directors); and Executive Committee (ExCo) and certain named officers per the Bank Act (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.
(2)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.
(3)	Comprises $1 million (2013: nil) related to directors and their dependants and $147 million (2013: $33 million) related to entities over which directors and their dependants have significant influence.
(4)	Comprises nil (2013: nil) related to directors and their dependants and $216 million (2013: nil) related to entities over which directors and their dependants have significant influence.
(5)	Comprises nil (2013: $1 million) related to directors and their dependants and $360 million (2013: $41 million) related to entities over which directors and their dependants have significant influence.

Compensation of key management personnel

$ millions, for the year ended October 31		2014		2013
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$25	$1	$24
Post-employment benefits	–	29	–	3
Share-based benefits (2)	2	25	2	26
Termination benefits	–	–	–	–
Total compensation	$4	$79	$3	$53

(1)	Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our equity-accounted associates and joint ventures.

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Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2014, the carrying value of our investments in the joint ventures was $313 million (2013: $286 million), which was included in Corporate and Other.

As at October 31, 2014, loans to the joint ventures totalled $57 million (2013: $29 million) and undrawn credit commitments totalled $39 million (2013: $71 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There were no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2014 and 2013, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2014	2013	2012
Net income	$50	$47	$53
OCI	2	(2)	–
Total comprehensive income	$52	$45	$53

Associates(1)

As at October 31, 2014, the total carrying value of our investments in associates was $1,610 million (2013: $1,409 million). These investments comprise: listed associates with a carrying value of $350 million (2013: $331 million) and a fair value of $427 million (2013: $321 million); and unlisted associates with a carrying value of $1,260 million (2013: $1,078 million) and a fair value of $1,776 million (2013: $1,386 million). Of the total carrying value of our investments in associates, $1,016 million (2013: $934 million) was included in Wealth Management, $396 million (2013: $319 million) in Wholesale Banking, and $198 million (2013: $156 million) in Corporate and Other.

As at October 31, 2014, loans to associates totalled $30 million (2013: $219 million) and unutilized credit commitments totalled $105 million (2013: $98 million). We also had commitments to invest up to $4 million (2013: $4 million) in our associates.

There were no unrecognized share of losses of any associate, either for the year or cumulatively. In 2014 and 2013, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Net income	$176	$93	$102
OCI	14	(8)	8
Total comprehensive income	$190	$85	$110

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	155

Consolidated financial statements

Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2014

Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC and other subsidiaries of CIBC	(2)
CIBC Asset Management Inc.	Toronto, Ontario, Canada	612
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC Delaware Funding Corp.	New York, New York, U.S.
Atlantic Trust Group, LLC	Atlanta, Georgia, U.S.
AT Investment Advisers, Inc.	Chicago, Illinois, U.S.
Atlantic Trust Company, National Association	Atlanta, Georgia, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	3,822
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	489
CIBC World Markets (Japan) Inc.	Tokyo, Japan	41
CIBC Australia Ltd.	Sydney, New South Wales, Australia	22

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC Delaware Funding Corp., Atlantic Trust Group, LLC and AT Investment Advisers, Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; Atlantic Trust Company, National Association, which was organized under the Federal law of the U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs in which we have control. See Note 6 for additional details.

156	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury, as noted below. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited, and other income statement and balance sheet items not directly attributable to the business lines.

During the year, the Strategy and Corporate Development functional group was moved into Administration. This change had no impact on our reported results.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business and SBUs. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2014

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only customers, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from Personal banking to the Other line of business within Retail and Business Banking. Prior period amounts were restated accordingly.

Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other. Prior period amounts were restated accordingly.

2013

There were no significant changes made to our business segments during the year.

2012

Revenue, taxable equivalent basis

SBUs evaluate interest income included in revenue on a taxable equivalent basis (TEB). In order to arrive at the TEB amount, the SBUs gross up tax-exempt interest income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Simultaneously, an equivalent amount is booked as an income tax expense; hence there is no impact on net income of the SBUs. This measure enables comparability of interest income arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in interest income and income tax expense in Corporate and Other.

FirstLine mortgages

Effective July 31, 2012, CIBC stopped accepting new mortgage applications through the FirstLine mortgages brand. Accordingly, the revenue of the exited FirstLine broker channel has been retroactively reclassified from Personal banking to Other within Retail and Business Banking.

CIBC 2014 ANNUAL REPORT	157

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2014	Net interest income (2)	$5,634	$198	$1,561	$66	$7,459	$6,728	$164	$471	$96
	Non-interest income	2,245	2,408	856	408	5,917	4,472	578	584	283
	Intersegment revenue (3)	397	(404)	7	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,276	2,202	2,424	474	13,376	11,200	742	1,055	379
	Provision for (reversal of) credit losses	731	–	43	163	937	661	59	219	(2)
	Amortization and impairment (4)	87	22	5	699	813	319	36	451	7
	Other non-interest expenses	4,151	1,560	1,214	787	7,712	6,747	424	378	163
	Income (loss) before income taxes	3,307	620	1,162	(1,175)	3,914	3,473	223	7	211
	Income taxes (2)	824	149	267	(541)	699	525	72	49	53
	Net income (loss)	$2,483	$471	$895	$(634)	$3,215	$2,948	$151	$(42)	$158
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)	$2	$–	$(5)	$–
	Equity shareholders	2,483	469	895	(629)	3,218	2,946	151	(37)	158
	Average assets (5)	$229,947	$4,354	$122,469	$54,711	$411,481	$357,142	$27,565	$20,355	$6,419
2013 (6)	Net interest income (2)	$5,656	$186	$1,403	$208	$7,453	$6,752	$146	$463	$92
	Non-interest income	2,155	1,960	832	318	5,265	4,251	304	533	177
	Intersegment revenue (3)	338	(343)	5	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,149	1,803	2,240	526	12,718	11,003	450	996	269
	Provision for (reversal of) credit losses	930	1	44	146	1,121	941	(8)	153	35
	Amortization and impairment (4)	90	14	5	245	354	289	23	37	5
	Other non-interest expenses	3,961	1,287	1,312	707	7,267	6,470	253	391	153
	Income (loss) before income taxes	3,168	501	879	(572)	3,976	3,303	182	415	76
	Income taxes (2)	791	116	180	(461)	626	518	48	43	17
	Net income (loss)	$2,377	$385	$699	$(111)	$3,350	$2,785	$134	$372	$59
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$(2)	$(2)	$–	$–	$(2)	$–
	Equity shareholders	2,377	385	699	(109)	3,352	2,785	134	374	59
	Average assets (5)	$226,857	$3,955	$121,318	$51,416	$403,546	$359,537	$18,075	$19,589	$6,345
2012 (6)	Net interest income (2)	$5,518	$187	$1,113	$508	$7,326	$6,574	$202	$474	$76
	Non-interest income	2,098	1,783	912	366	5,159	4,231	255	506	167
	Intersegment revenue (3)	294	(296)	2	–	–	n/a	n/a	n/a	n/a
	Total revenue	7,910	1,674	2,027	874	12,485	10,805	457	980	243
	Provision for (reversal of) credit losses	1,080	–	142	69	1,291	997	177	118	(1)
	Amortization and impairment (4)	89	8	3	257	357	287	23	40	7
	Other non-interest expenses	3,861	1,230	1,106	648	6,845	6,132	234	331	148
	Income (loss) before income taxes	2,880	436	776	(100)	3,992	3,389	23	491	89
	Income taxes (2)	724	101	187	(323)	689	650	(25)	40	24
	Net income	$2,156	$335	$589	$223	$3,303	$2,739	$48	$451	$65
	Net income attributable to:
	Non-controlling interests	$–	$–	$–	$9	$9	$–	$–	$9	$–
	Equity shareholders	2,156	335	589	214	3,294	2,739	48	442	65
	Average assets (5)	$227,087	$4,033	$115,018	$51,017	$397,155	$356,294	$14,139	$20,303	$6,419

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
n/a	Not applicable.

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2014	2013 (1)	2012 (1)
Retail and Business Banking
Personal banking	$6,362	$6,034	$5,794
Business banking	1,530	1,529	1,508
Other	384	586	608
	$8,276	$8,149	$7,910
Wealth Management
Retail brokerage	$1,185	$1,060	$1,014
Asset management	742	621	560
Private wealth management	275	122	100
	$2,202	$1,803	$1,674
Wholesale Banking (2)
Capital markets	$1,193	$1,265	$1,193
Corporate and investment banking	1,120	919	793
Other	111	56	41
	$2,424	$2,240	$2,027
Corporate and Other (2)
International banking	$601	$593	$582
Other	(127)	(67)	292
	$474	$526	$874

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.
(2)	Wholesale Banking revenue includes a TEB adjustment of $421 million (2013: $357 million; 2012: $281 million) with an equivalent offset in Corporate and Other.

158	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2014	Cash and deposits with banks	$18	$8,593	$3,669	$–	$–	$–	$–	$12,280	$1,267	$13,547
	Securities	773	8,707	1,954	–	–	–	1,752	13,186	46,356	59,542
	Cash collateral on securities borrowed	1,666	–	1,723	–	–	–	–	3,389	–	3,389
	Securities purchased under resale agreements	9,708	4,092	19,607	–	–	–	–	33,407	–	33,407
	Loans	49,121	3,524	1,690	173,981	19,531	9,491	2,496	259,834	854	260,688
	Allowance for credit losses	–	–	–	–	–	–	–	-	(1,660)	(1,660)
	Derivative instruments	3,303	4,497	12,880	–	–	–	–	20,680	–	20,680
	Customers’ liability under acceptances	7,287	1,845	80	–	–	–	–	9,212	–	9,212
	Other assets	209	1,870	3,542	149	26	14	3	5,813	10,285	16,098
	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903
2013 (1)	Total credit exposure	$65,215	$29,707	$44,909	$167,488	$22,749	$8,457	$5,148	$343,673	$54,333	$398,006

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	159

Consolidated financial statements

Note 30	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet	(1)		Related amounts not set-off on the consolidated balance sheet				Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31				Net amounts	Financial instruments (2)	Collateral received	(3)	Net amounts
2014
Derivatives	$23,899	$4,444		$19,455	$(14,549)	$(2,618)		$2,288	$1,225		$20,680
Cash collateral on securities borrowed	3,389	–		3,389	–	(3,328)		61	–		3,389
Securities purchased under resale agreements	33,854	447		33,407	–	(33,381)		26	–		33,407
	$61,142	$4,891		$56,251	$(14,549)	$(39,327)		$2,375	$1,225		$57,476
2013
Derivatives	$22,777	$3,301		$19,476	$(14,305)	$(2,693)		$2,478	$471		$19,947
Cash collateral on securities borrowed	3,417	–		3,417	–	(3,345)		72	–		3,417
Securities purchased under resale agreements	26,662	1,351		25,311	–	(25,308)		3	–		25,311
	$52,856	$4,652		$48,204	$(14,305)	$(31,346)		$2,553	$471		$48,675

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet	(1)		Related amounts not set-off on the consolidated balance sheet				Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31				Net amounts	Financial instruments (2)	Collateral pledged	(3)	Net amounts
2014
Derivatives	$25,164	$4,444		$20,720	$(14,549)	$(3,587)		$2,584	$1,121		$21,841
Cash collateral on securities lent	903	–		903	–	(880)		23	–		903
Obligations related to securities sold under repurchase agreements	10,309	447		9,862	–	(9,856)		6	–		9,862
	$36,376	$4,891		$31,485	$(14,549)	$(14,323)		$2,613	$1,121		$32,606
2013
Derivatives	$22,572	$3,301		$19,271	$(14,305)	$(2,601)		$2,365	$453		$19,724
Cash collateral on securities lent	2,099	–		2,099	–	(2,084)		15	–		2,099
Obligations related to securities sold under repurchase agreements	6,238	1,351		4,887	–	(4,887)		–	–		4,887
	$30,909	$4,652		$26,257	$(14,305)	$(9,572)		$2,380	$453		$26,710

(1)	Comprises amounts related to the financial instruments which qualify for offsetting under IAS 32.
(2)	Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained on page 48 of the Credit risk section of the MD&A. As discussed in Note 22, there are no restrictions on CIBC’s ability to sell or repledge securities received as collateral in connection with securities borrowed, lent or sold under repurchase agreements, or derivative transactions.

160	CIBC 2014 ANNUAL REPORT

Consolidated financial statements

Note 31	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts shown are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2014	Interest income
	Loans	$9,491	$13	$–	$–	$9,504
	Securities	–	1,287	337	4	1,628
	Securities borrowed or purchased under resale agreements	320	–	–	–	320
	Deposits with banks	25	–	–	–	25
		$9,836	$1,300	$337	$4	$11,477
	Interest expense
	Deposits	$3,311	$–	$–	$26	$3,337
	Securities sold short	–	327	–	–	327
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	178	–	–	–	178
	Other	49	–	–	–	49
		$3,665	$327	$–	$26	$4,018
2013 (1)	Interest income
	Loans	$9,788	$7	$–	$–	$9,795
	Securities	–	1,237	389	5	1,631
	Securities borrowed or purchased under resale agreements	347	–	–	–	347
	Deposits with banks	38	–	–	–	38
		$10,173	$1,244	$389	$5	$11,811
	Interest expense
	Deposits	$3,661	$–	$–	$18	$3,679
	Securities sold short	–	334	–	–	334
	Securities lent or sold under repurchase agreements	102	–	–	–	102
	Subordinated indebtedness	193	–	–	–	193
	Other	50	–	–	–	50
		$4,006	$334	$–	$18	$4,358
2012	Interest income
	Loans	$10,016	$4	$–	$–	$10,020
	Securities	–	1,103	409	10	1,522
	Securities borrowed or purchased under resale agreements	323	–	–	–	323
	Deposits with banks	42	–	–	–	42
		$10,381	$1,107	$409	$10	$11,907
	Interest expense
	Deposits	$3,618	$–	$–	$12	$3,630
	Securities sold short	–	333	–	–	333
	Securities lent or sold under repurchase agreements	156	–	–	–	156
	Subordinated indebtedness	208	–	–	–	208
	Capital Trust securities	144	–	–	–	144
	Other	110	–	–	–	110
		$4,236	$333	$–	$12	$4,581

(1)	Certain information has been restated to reflect the changes in accounting policies stated in Note 1 and to conform to the presentation in the current year.

CIBC 2014 ANNUAL REPORT	161

Consolidated financial statements

Note 32	Future accounting policy changes

The following standards, interpretations or amendments are effective for us in fiscal 2015:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – Issued in December 2011, the effective date for the amendments to IAS 32 for us is November 1, 2014. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be applied retrospectively. The adoption of the amendments to IAS 32 is not expected to have a significant impact on our consolidated financial statements.

IFRIC 21 “Levies” – Issued in May, 2013, the effective date for the interpretation for us is November 1, 2014. The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 is not expected to have a significant impact on our consolidated financial statements.

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The effective date for us is November 1, 2017. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Although early application is permitted if an entity applies all the requirements of the standard early, OSFI has issued a draft advisory for comment that would require that the Canadian banks with October 31 year ends adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than mandatorily required by the IASB.

IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected loss impairment model that is applied to all financial instruments held at amortized cost or fair value through OCI. Under the expected loss model, entities are required to recognize 12-month expected credit losses from the date a financial instrument is first recognized and to recognize lifetime expected credit losses when the credit risk on the financial instrument has increased significantly. Hedge accounting guidance has been changed to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedging.

For financial liabilities designated at fair value through profit or loss, IFRS 9 requires the presentation of the effects of changes in the liability’s credit risk in OCI instead of net income. We can elect to early adopt only this presentation requirement without applying the other requirements in IFRS 9.

162	CIBC 2014 ANNUAL REPORT